UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of August, 2007

Commission File Number 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

Tele Norte Leste Holding Company

(Translation of Registrant's name in English)

Rua Humberto de Campos, 425 - 8º andar
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 29, 2007

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:-_________________________
Name: José Luis Magalães Salazar Title: Investor Relations Officer

TELE NORTE LESTE PARTICIPAÇÕES S.A.

REPORT OF THE INDEPENDENT AUDITORS ON
THEIR SPECIAL REVIEW OF THE QUARTERLY REPORT –
ITR FOR THE PERIODS ENDED ON
JUNE 30, 2007 AND 2006

BDO International is a world wide network of public accounting firms, called Member Firms, acting in 105 countries and 620 offices. Each BDO Member is an independent legal entity in its own country.  BDO Trevisan is the  member Firm of the BDO International network since 2004.

(Convenience translation into English from the original previously issued in Portuguese)

REPORT ON THE SPECIAL REVIEW

To the management and shareholders
Tele Norte Leste Participações S.A.

1         We have conducted a special review of the quarterly report (ITR) issued by Tele Norte Leste Participações S.A. (parent company and consolidated) for the quarter ended on June 30, 2007, comprising the balance sheet, statement of income and performance report, all prepared in accordance with the accounting practices adopted in Brazil, under the responsibility of the company’s management. Our responsibility is to issue a report, without expressing an opinion, on these financial statements. The review of the accounting information regarding the indirect subsidiaries TNL PCS S.A. ("Oi") and Companhia AIX de Participações, for the quarter ended on June 30, 2007, utilized for the purpose of consolidating the accounts, was carried out under the responsibility of other independent auditors. Our report, with respect to amounts relating to these indirect subsidiaries is exclusively based on the reports of those independent auditors.

2          Our review was conducted in accordance with the specific regulations laid down by IBRACON (Brazilian Institute of Independent Auditors) and the CFC (Federal Accounting Council), and mainly consisted of: (a) inquiries and discussions with the administrators responsible for the company’s accounting, financial and operational areas, as to the principal criteria adopted in the preparation of the quarterly report; and (b) review of the information and subsequent events that have or could come to have a material effect on the company’s financial position and operations.

3          Based on our special review and the reports issued by other independent auditors, as mentioned in paragraph 1, we are not aware of any material changes that should be made to the quarterly report, referred to in paragraph 1, in order for it to be in accordance with the accounting practices adopted in Brazil, applied in compliance with the regulations issued by the CVM (Brazilian Securities Commission) and specifically applicable to the preparation of quarterly reports.

Rio de Janeiro, July 24, 2007

José Luiz de Souza Gurgel
Partner-accountant
BDO Trevisan Auditores Independentes
CRC 2SP013439/O-5 “S” RJ

01.01- IDENTIFICATION

1 – CVM CODE	2 – COMPANY NAME	3 - CNPJ
01765-5	TELE NORTE LESTE PARTICIPAÇÕES S.A.	02.558.134/0001-58
4 – NIRE
3330026253-9

01.02 - HEAD OFFICE

1 - ADDRESS			2 - DISTRICT
Rua Humberto de Campos, 425 - 8th floor			Leblon
3 - POST CODE	4 - TOWN OR CITY			5 - STATE
22430-190	Rio de Janeiro			RJ
6 - AREA CODE	7 - TELEPHONE	8 - TELEPHONE.	9 - TELEPHONE	10 - TELEX
021	3131-1208	3131-1110	3131-1315
11 - AREA CODE	12 - FAX	13 - FAX	14 - FAX
021	3131-1144	3131-1155
15 - E-MAIL
invest@oi.net.br

01.03 - DIRECTOR OF INVESTOR RELATIONS (company address for correspondence)

1 - NAME	2 - ADDRESS
José Luís Magalhães Salazar	Rua Humberto de Campos, 425 - 8th floor
3 - DISTRICT	4 - POST CODE	5 - TOWN OR CITY	6 - STATE
Leblon	22430-190	Rio de Janeiro	RJ
7 - AREA CODE	8 - TELEPHONE	9 - TELEPHONE	10 - TELEPHONE	11 - AREA CODE	12 - FAX
021	3131-1123	3131-1155
13 - E-MAIL
jls@oi.net.br

01.04 - AUDITING REFERÊNCES

CURRENT FINANCIAL YEAR		CURRENT QUARTER			PREVIOUS QUARTER
1 - BEGINNING	2 - END	3 - NUMBER	4 - BEGINNING	5 - END	6 - NUMBER	7 - BEGINNING	8 - END
01/01/2007	12/31/2007	2	04/01/2007	06/30/2007	1	01/01/2007	03/31/2007
9 - NAME OF AUDITORS					10 - CVM CODE
BDO Trevisan Auditores Independentes					210-0
11 - NAME OF INDIVIDUAL RESPONSIBLE					12 - CPF OF INDIVIDUAL RESPONSIBLE
José Luiz de Souza Gurgel					918.587.207-53

01.05 - CAPITAL STRUCTURE

Number of Shares (thousand)	1 - Current quarter to 06/30/2007	2 - Previous quarter to 03/31/2007	2 - Equal period last year to 06/30/2006
Paid-in Capital
1 - Common	130,612	130,612	130,612
2 - Preferred	261,223	261,223	261,223
3 - Total	391,835	391,835	391,835
In Treasury
4 - Common	3,238	3,238	3,238
5 - Preferred	6,476	6,476	6,476
6 - Total	9,714	9,714	9,714

01.06 - COMPANY DESCRIPTION

1 - TYPE OF COMPANY	2 - SITUATION	3 - NATURE OF STOCKHOLDER CONTROL	4 - CODE / ACTIVITY
Commercial, Industrial and Others	Operational	Brazilian Holding Company	1130 - Telecommunications
5 - MAIN ACTIVITY	6 - TYPE OF CONSOLIDATION	7 - TYPE OF AUDITOR’S REPORT
Telecoms services	Full	Without proviso

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ	3 - COMPANY NAME

01.08 - CASH AND/OR IOC APPROVED AND/OR PAID OUT DURING/AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVED	4 - DIVIDEND/IOC	5 - PAYMENT INITIATED	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE
01	OGM	04/11/2007	Interest on Capital	04/20/2007	Common	0.6711
02	OGM	04/11/2007	Interest on Capital	04/20/2007	Preferred	0.6711
03	OGM	04/11/2007	Dividend	04/20/2007	Common	0.0789
04	OGM	04/11/2007	Dividend	04/20/2007	Preferred	0.0789

01.09 - SUBSCRIBED CAPITAL AND CHANGES WITHIN CURRENT FINANCIAL YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL STOCK (thousand reais)	4 - CHANGE (thousand reais)	5 - REASON FOR CHANGE	7 - NUMBER OF SHARES ISSUED (thousand)	8 - ISSUE PRICE (reais)

01.10 - DIRECTOR OF INVESTOR RELATIONS

1 - DATE	2 - SIGNATURE

TELE NORTE LESTE PARTICIPAÇÕES S/A 02.558.134/0001-58

1 - CVM CODE 01765-5	2 - COMPANY NAME TELE NORTE LESTE PARTICIPAÇÕES S/A	3 - CNPJ 02.558.134/0001-58

02.01 - BALANCE SHEET ASSETS (THOUSAND REAIS)

1 - CODE	2 - ITEM	3 - 06/30/2007	4 - 03/31/2007

1	TOTAL ASSETS	12,205,637	12,127,338
1.01	CURRENT ASSETS	1,156,938	1,520,899
1.01.01	CASH & EQUIVALENT	785,310	641,288
1.01.02	CREDITS	0	0
1.01.03	INVENTORIES	0	0
1.01.04	OTHER	371,628	879,611
1.01.04.01	DEFERRED / RECOVERABLE TAXES	331,751	321,564
1.01.04.02	RELATED PARTIES	12,835	542,801
1.01.04.02.01	DIVIDENDS & INTEREST ON CAPITAL	12,835	542,801
1.01.04.03	ADVANCES TO SUPPLIERS	1,649	0
1.01.04.04	PREPAID EXPENSES	16,640	6,688
1.01.04.05	OTHER	8,753	8,558
1.02	NON-CURRENT ASSETS	11,048,699	10,606,439
1.02.01	LONG TERM ASSETS	428,503	446,447
1.02.01.01	SUNDRY CREDITS	208,348	204,074
1.02.01.01.01	DEFERRED / RECOVERABLE TAXES	196,539	192,265
1.02.01.01.02	CREDITS RECEIVBLE	11,809	11,809
1.02.01.02	RELATED PARTIES	152,289	147,194
1.02.01.02.01	SUBSIDIARIES	152,289	147,194
1.02.01.03	OTHER	67,866	95,179
1.02.01.03.01	JUDICIAL DEPOSITS & EMBARGOES	6,686	6,624
1.02.01.03.02	TAX INCENTIVES	9,286	9,286
1.02.01.03.03	PREPAID EXPENSES	51,787	79,162
1.02.01.03.04	OTHER	107	107
1.03	PERMANENT ASSETS	10,620,196	10,159,992
1.03.01	INVESTMENT	10,613,534	10,152,947
1.03.01.01	HOLDINGS IN SUBSIDIARIES	10,605,902	10,145,315
1.03.01.02	OTHER INVESTMENTS	7,632	7,632
1.03.02	PROPERTY, PLANT & EQUIPMENT	3,889	4,109
1.03.03	INTANGIBLE ASSETS	2,773	2,936
1.03.04	DEFERRED ASSETS	0	0

02.02 - BALANCE SHEET LIABILITIES (THOUSAND REAIS)

1 -CODE	2 - ITEM	3 - 06/30/2007	4- 03/31/2007

2	TOTAL LIABILITIES	12,205,637	12,127,338
2.01	CURRENT LIABILITIES	471,448	780,976
2.01.01	LOANS & FINANCING	357,057	367,912
2.01.02	DEBENTURES	0	0
2.01.03	SUPPLIERS	3,969	4,802
2.01.04	TAXES & CONTRIBUTIONS	15,582	16,784
2.01.04.01	DEFERRED / PAYABLE TAXES	1,763	1,951
2.01.04.02	REFIS II - TAX REFINANCING PROGRAM	13,819	14,833
2.01.05	DIVIDENDS & INTEREST ON CAPITAL	90,480	387,078
2.01.06	RELATED PARTIES	0	0
2.01.07	OTHER	4,360	4,400
2.01.07.01	PAYROLL & SOCIAL CHARGES / BENEFITS	1,481	1,503
2.01.07.02	OTHER	2,879	2,897
2.02	NON-CURRENT LIABILITIES	1,676,937	1,741,205
2.02.01	LONG TERM LIABILITIES	1,676,937	1,741,205
2.02.01.01	LOANS & FINANCING	1,287,873	1,328,821
2.02.01.02	DEBENTURES	0	0
2.02.01.03	PROVISIONS FOR LEGAL CONTINGENCIES	1,224	3,218
2.02.01.04	RELATED PARTIES	168,950	189,252
2.02.01.05	OTHER	218,890	219,914
2.02.01.05.01	REFIS II - TAX REFINANCING PROGRAM	150,765	150,813
2.02.01.05.02	OTHER	68,125	69,101
2.02.02	UNREALIZED EARNINGS	0	0
2.03	NET EQUITY	10,057,252	9,605,157
2.03.01	CAPITAL STOCK	4,688,731	4,688,731
2.03.02	CAPITAL RESERVES	25,083	25,083
2.03.03	REVENUE RESERVES	4,564,060	4,564,060
2.03.03.01	LEGAL RESERVE	209,975	209,975
2.03.03.02	REALIZABLE PROFITS RESERVE	0	0
2.03.03.03	OTHER REVENUE RESERVES	4,354,085	4,354,085
2.03.03.03.01	INVESTMENT RESERVE	4,727,351	4,727,351
2.03.03.03.02	TREASURY STOCK	(373,266)	(373,266)
2.03.04	RETAINED EARNINGS / ACCUMULATED LOSSES	779,378	327,283

03.01 - STATEMENT OF INCOME (THOUSAND REAIS)

1 - CODE	2 - ITEM	3-	4-	5-	6-
		From 04/01/2007 To 06/30/2007	From 01/01/2007 To 06/30/2007	From 04/01/2006 To 06/30/2006	From 01/01/2006 To 06/30/2006
3.01	GROSS REVENUE FROM SALES AND/OR SERVICES	0	0	0	0
3.02	DEDUCTIONS FROM GROSS REVENUE	0	0	0	0
3.03	NET REVENUE FROM SALES AND/OR SERVICES	0	0	0	0
3.04	COST OF GOODS SOLD AND/OR SERVICES PROVIDED	0	0	0	0
3.05	GROSS PROFIT	0	0	0	0
3.06	OPERATING INCOME / (EXPENSES)	447,818	762,358	303,367	463,939
3.06.01	SALES EXPENSES	0	0	0	0
3.06.02	GENERAL & ADMINISTRATIVE EXPENSES	(6,221)	(16,526)	(13,952)	(22,516)
3.06.03	FINANCIAL INCOME / (EXPENSES) - NET	(7,548)	(39,158)	(53,799)	(139,460)
3.06.03.01	FINANCIAL INCOME	26,724	46,716	64,195	142,062
3.06.03.02	FINANCIAL EXPENSES	(34,272)	(85,874)	(117,994)	(281,522)
3.06.04	OTHER OPERATING INCOME	2	1,925	0	0
3.06.05	OTHER OPERATING EXPENSES	1,014	(1,022)	(2,786)	(3,434)
3.06.06	EQUITY ADJUSTMENTS	460,571	817,139	373,904	629,349
3.07	OPERATING INCOME / (EXPENSES) - NET	447,818	762,358	303,367	463,939
3.08	NON-OPERATING INCOME / (EXPENSES)	0	0	(271)	(271)
3.08.01	INCOME	0	0	0	0
3.08.02	EXPENSES	0	0	(271)	(271)
3.09	NET INCOME BEFORE TAXES / PROFIT SHARING	447,818	762,358	303,096	463,668
3.10	PROVISION FOR INCOME TAX & SOCIAL CONTRIBUTION	0	0	(45,712)	(47,447)
3.11	DEFERRED INCOME TAX & SOCIAL CONTRIBUTION	4,277	17,020	9,763	(20,028)
3.12	PROFIT SHARING / STATUTORY CONTRIBUTIONS	0	0	0	0
3.12.01	PROFIT SHARING	0	0	0	0
3.12.02	STATUTORY CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON CAPITAL	0	0	0	0
3.14	NET PROFIT / (LOSS) FOR THE PERIOD	452,095	779,378	267,147	396,193
	NUMBER OF SHARES, EX-TTEASURY (THOUSAND)	382,121	382,121	382,121	382,121
	PROFIT PER SHARE (R$)	1.18312	2.03961	0.69912	1.03683

1          BACKGROUND

Tele Norte Leste Participações S.A. (“the Company” or "TNL") was founded on May 22, 1998, upon the break-up and privatization of Telecomunicações Brasileiras S.A. ("Telebrás"). The company’s main activities are taking equity stakes in other companies and furthering the operational and financial management of its directly and indirectly controlled subsidiaries. TNL is a holding company controlled by Telemar Participações S.A. (“Telemar Participações”), which owns 17.48% of the company’s total capital and 52.45% of its voting capital.

TNL is registered with the Brazilian Securities Commission (CVM) as a public company whose shares are listed at the São Paulo Stock Exchange (BOVESPA). It is also registered with the U.S. Securities and Exchange Commission (SEC) and its Level II ADSs (American Depositary Shares) are listed at the New York Stock Exchange (NYSE) and traded as ADRs (American Depositary Receipts). Approximately 53.30% of the company’s preferred shares are traded at the NYSE in the form of ADRs.

(a)       The company’s business is divided into two major segments:

Wireline services

Telemar Norte Leste S.A. (TMAR) is the main provider of wireline services within its designated area of operations – National Region I – comprising the states of Rio de Janeiro, Minas Gerais, Espírito Santo, Bahia, Sergipe, Alagoas, Pernambuco, Paraíba, Rio Grande do Norte, Ceará, Piauí, Maranhão, Pará, Amazonas, Roraima and Amapá (with the exception of Sector 3 of this Region, corresponding to the 57 municipalities of the “Triângulo Mineiro (Minas Triangle)” and “Alto Paranaíba (Upper Paranaíba)” regions in the state of Minas Gerais, where the Companhia de Telecomunicações do Brasil Central (CTBC) is the designated operator). These services are provided under the concessions granted by the National Telecommunications Agency (ANATEL), the regulatory body for the Brazilian telecom sector, and valid until December 31, 2005. The Concession Contract signed by TMAR in 1998 provided for a further extension for a period of 20 years, at a cost of 2% of the concession holder’s net telecom revenue during the previous year, payable every two years.  On December 22, 2005 new contracts were signed, containing new targets for universal access and quality, thereby extending TMAR’s concession. The principal changes in relation to the contract that was in force between 1998 and 2005 are as follows:

  Local calls are to be charged according to the number of minutes used and the monthly subscription charge covers the first 200 minutes of use by Residential lines and 150 minutes for Non-Residential lines;
  The Telecoms Sector Index (IST) is adopted as the basis for future tariff adjustments. The IST will be announced every month by ANATEL and its constituent parts will be reviewed every two years. The 2006 tariff adjustment for local and long-distance wireless services was based on the IGP-DI inflation index, with respect to the seven months in 2005 (June to December), and on the IST for the first five months of 2006 (January to May). The 2007 readjustment, and those thereafter, is to be entirely based on the variations of the IST.
  A new target is added in relation to universal access, with the introduction of a target for Telecom Service Posts (PST), involving the installation of 4,071 computers to provide the general public with Internet access, while the public telephone density requirement is lowered, from eight per thousand inhabitants to six per thousand inhabitants; and
  Creation of the Special Class Individual Access (AICE) category, with a prepaid monthly subscription rate that is lower than that of the Basic Plan, aimed exclusively at residential customers.

TNL has a controlling stake in TMAR, which currently amounts to 80.89% of the total capital and 97.24% of the voting capital.

Wireless services

TNL PCS S.A. ("Oi"), bought by TMAR on May 30, 2003, has the corporate purpose of providing Personal Mobile Services (SMP). On March 12, 2001 Oi received authorization from ANATEL to provide such services, for an indefinite period, with the right to the use of corresponding radio frequencies for a period of 15 years, renewable for another 15 years, at a cost of 2% of the net revenue from SMP during the previous year, payable every two years, just as long as the conditions of authorization are met.

Due to regulatory circumstances, the SMP authorization and granting of the corresponding radio frequencies only became effective as from June 26, 2002, when Oi began its commercial operations.

Along with the SMP authorization, Oi also obtained authorization to provide, for an indefinite period, Commutated Fixed Telephone Services (STFC), in the following formats: (i)  Domestic Long Distance in Region II, comprising the states of Rio Grande do Sul, Santa Catarina, Paraná, Mato Grosso do Sul, Mato Grosso, Goiás, Tocantins, Rondônia and Acre, plus the Federal District; in Region III, which is the state of São Paulo; and in Sector 3 of Region I (mentioned above); and (ii) International Long Distance throughout the whole of Brazil.

 (b)      Other subsidiaries

  The corporate purpose of Companhia AIX de Participações ("AIX"), bought by TMAR on December 31, 2003, is to provide pipeline infrastructure for the installation of optic fiber cables alongside highways in the state of São Paulo, as a service to TMAR;
  On April 28, 2006, an Extraordinary General Meeting of TNL’s shareholders approved the Protocol and Justification for the Absorption of HiCorp Comunicações Corporativas S.A. by the parent company TNL, in view of the interest in proceeding with the corporate restructuring of the companies comprising the Oi Group (see Note 15);
  TNL.Net Participações S.A. (“TNL.Net”), a direct subsidiary of TNL with the corporate purpose of acquiring equity stakes in other companies, both commercial and civil, as a partner or shareholder, devoted, directly or through other companies, to internet related activities, within Brazil or abroad;
  Telemar Internet Ltda. (trade name "Oi Internet"), a fully-owned subsidiary of TMAR, has the corporate purpose of providing internet access services and started its operations in January 2005;
  Telemar Telecomunicações Ltda. (“Telemar Telecomunicações”), a fully-owned subsidiary of TNL, has the corporate purpose of acquiring direct or indirect equity stakes in other companies, both commercial and civil, as a partner or shareholder, within Brazil or abroad;
  TNL Trading S.A. (“TNL Trading”), a fully-owned subsidiary of TNL, has the corporate purpose of importing and exporting consumer goods. The company has been inoperative since April 2005;
  TNL PCS Participações S.A. (“TNL PCS Participações”), a fully-owned subsidiary of TNL, has the corporate purpose of providing telecom services of any type or form. The company has still not begun its operations;
  Coari Participações S.A. ("Coari"), bought by TMAR in December 2003, has the corporate purpose of acquiring equity stakes in other companies, both commercial and civil, as a partner or shareholder, within Brazil or abroad. The company has still not initiated operations;
  Calais Participações S.A. ("Calais"), bought by TMAR in December 2004, has the corporate purpose of acquiring equity stakes in other companies, both commercial and civil, as a partner or shareholder, within Brazil or abroad. The company has still not begun operating; and
  Serede Serviços de Rede S.A (“Serede”), bought by TMAR on June 11, 2007, has the corporate purpose of providing network installation, maintenance, operation and construction services and the purchasing and sale, importing and exporting of equipment. This company is still not operational.

All telephone services in Brazil are subject to regulation by ANATEL, in accordance with Law nº 9,472, of July 16, 1997.

2          MAIN ACCOUNTING PRACTICES

The accounting information contained in the Quarterly Reports (ITRs) was prepared and is presented in accordance with the accounting principles adopted in Brazil, based on the provisions of Brazilian Corporate Legislation and the CVM regulations, applied in the same manner as those adopted in the preparation of the financial statements for the financial year ended on December 31, 2006.

3          OPERATING REVENUE

			Consolidated
	06/30/2007%		06/30/2006%
Wireline services
Local:
Subscription fees	3,441,938	27.8	3,316,244	28.5
Metered excess use	990,643	8.0	1,221,372	10.5
Fixed-to-mobile calls (VC1)	1,359,455	11.0	1,272,522	10.9
Collect calls	7,880		24,052	0.2
Connection fees	46,211	0.4	23,676	0.2
Other revenues	379		5,475
Long distance:
Intra-sectorial	829,443	6.7	876,250	7.5
Inter-sectorial	220,947	1.8	259,655	2.2
Inter-regional	322,875	2.6	332,500	2.9
International	40,587	0.3	39,561	0.3
Fixed-to-mobile calls (VC2 and VC3)	398,771	3.2	328,508	2.8
Public phone cards	583,905	4.7	569,018	4.9
Advanced voice (largely 0500/0800 prefix)	120,547	1.0	114,018	1.0
Additional services	303,693	2.5	284,610	2.4
	8,667,274	70.0	8,667,461	74.3
Wireless services
Subscription fees	425,855	3.4	336,718	2.9
Outgoing calls	762,905	6.2	620,817	5.3
Sale of handsets and accessories	116,088	0.9	186,104	1.6
Domestic roaming	25,486	0.2	25,887	0.2
International roaming	30,425	0.3	36,994	0.3
Additional services	132,167	1.1	131,270	1.1
	1,492,926	12.1	1,337,790	11.4
Revenues from use of the wireline network
Fixed-to-fixed calls	255,121	2.1	281,897	2.4
Mobile-to-fixed calls	41,279	0.3	59,904	0.5
	296,400	2.4	341,801	2.9
Revenues from use of the wireless network
Fixed-to-mobile calls	107,949	0.9	106,075	0.9
Mobile-to-mobile calls	417,120	3.3	17,045	0.2
	525,069	4.2	123,120	1.1
Data communication services
ADSL ("Velox")	540,604	4.4	422,807	3.6
Transmission (“EILD”)	254,779	2.1	246,365	2.1
Dedicated-line services (SLD)	125,512	1.0	146,473	1.3
IP services	165,591	1.3	108,826	1.0
Bundling and frame relay	133,799	1.1	132,439	1.1
Others	169,710	1.4	139,332	1.2
	1,389,995	11.3	1,196,242	10.3
Other services	1,364		1,029
Gross operating revenue	12,373,028	100.0	11,667,443	100.0
Deductions from gross operating revenue
Taxes	(3,401,042)	(27.5)	(3,286,092)	(28.2
Others	(309,055)	(2.5)	(263,822)	(2.3
Net operating revenue	8,662,931	70.0	8,117,529	69.5

Tariff adjustments (unaudited)

The tariffs for the telecom services are subject to comprehensive regulation. The concession contracts define a mechanism for determining a ceiling for the annual tariff adjustments (net of taxes), with an upper limit based on the weighted average of the tariffs for the baskets of local and long-distance services. The interconnection tariffs are also readjusted annually.

On July 11, 2006, in accordance with Act nº 59,517, ANATEL authorized the following tariff adjustments, which came into effect as of July 14, 2006.

  Connections: -0.5134%
  Subscriptions: -0.5134%
  Local calls (in pulses - average): -0.5134%
  Phone cards: -0.43%
  Basket of LD services: -2.86% (i)
  TU-RL: -0.5134% (ii)
  TU-RIU: -2.86% (ii)

(i) On July 14, 2006, in accordance with Act nº 59,665, ANATEL authorized the readjustment of the basket of National Long Distance (LDN) services, which came into effect as of July 20, 2006.

(ii) As from January 2006, the TU-RL (Local Network Usage) fee is equivalent to 50% of the local tariff per minute of use and the TU-RIU (Inter-City Network Usage) fee is equivalent to 30% of the LDN level 4 (+ 300 km) tariff. As from January 2007, the TU-RL fee changed to the equivalent of 40% of the local tariff per minute of use.

	Average Tariff
	in reais (inc. taxes)

	Current	Previous
Local services
Connection fee (i)	52.91	33.80
Residential subscription	39.30	39.87
Non-residential subscription (i)	65.87	65.80
Trunk subscription (i)	65.87	56.13
AICE subscription (iii)	23.57
Local calls metered in pulses (average)	0.15040	0.15240
Local minute of use (Basic Minutes Plan) (iv)	0.09673
Local minute of use (Alternative Obligatory Services Plan) (iv)	0.03762
Phone card unit	0.11600	0.11650

Long distance (km) (ii)
0 – 50	0.33581	0.37575
50 – 100	0.43290	0.49313
100 – 300	0.48859	0.53463
+ 300	0.53537	0.58872

(i) The tariffs in effect for these services prior to July 2006 were promotional.

(ii) Weighted according to the minutes of use on long-distance calls at peak times.

(iii) On July 1, 2006, following ANATEL instructions, TMAR introduced the Special Class Individual Access (AICE) category in cities with a population of more than 500,000 inhabitants (see Note 1).

(iv) Alteration of the tariff basis from pulses to minutes, as from March 2007.

The estimated average tariffs for fixed-to-mobile services (VC1, VC2 and VC3), at normal hours, including taxes, are:

• VC-1 = R$ 0.7163

• VC-2 = R$ 1.5023

• VC-3 = R$ 1.7093

The VC-1 tariff relates to fixed-to-mobile calls to destinations within the same registered local area. The VC-2 tariff relates to long distance fixed-to-mobile calls within the same state, and the VC-3 tariff relates to long distance fixed-to-mobile calls between different states.

The VC-1 value above includes the 7.99% readjustment authorized by ANATEL on July 15, 2005. The VC-2 and VC-3 values for SMP were also increased by 7.99%, as from March 30, 2006.

In accordance with Acts Nos. 66,028 and 66,031, on July 17, 2007, ANATEL authorized the following adjustments for local and national long distance fixed-to-fixed tariffs, with effect from July 20, 2007.

  Connections: 1.83%
  Subscriptions: 1.83%
  Local calls (in pulses - average): 1.83% (i)
  Local minutes: 1.83% (i)
  Phone cards: 1.85%
  Basket of LD services: 1.83%
  TU-RL: 1.83%
  TU-RIU: 1.83%

(i)   Due to the change in the manner of billing local fixed-to-fixed services, from pulses to minutes, Oi will maintain, on a promotional basis, the values prior to the tariff adjustment for such services, until September 30, 2007.

	Average Tariff
	in reais (inc. taxes)

	Current	Previous
Local services
Connection fee	53.93	52.91
Residential subscription	40.00	39.30
Non-residential subscription	69.00	65.87
Trunk subscription	69.04	65.87
AICE subscription	24.06	23.57
Local calls metered in pulses (average)	0.15325	0.15040
Local minute of use (Basic Minutes Plan)	0.09849	0.09673
Local minute of use (Alternative Obligatory Services Plan)	0.03830	0.03762
Phone card unit	0.11815	0.11600

Long distance (km) (i)
0 – 50	0.33581	0.33581
50 – 100	0.44353	0.43290
100 – 300	0.49921	0.48859
+ 300	0.54975	0.53357

 (i) Weighted by minutes of long distance calls at peak times.

Moreover, in accordance with Act nº 66,029, on July 17, 2007, ANATEL authorized a 2.88% adjustment in the fixed-to-mobile tariffs for local (VC1) and domestic long distance (VC2 and VC3) services, effective from July 20, 2007.

The estimated average values, at normal hours, of the tariffs for fixed-to-mobile (VC1, VC2 and VC3) services, including taxes, are:

	Average Tariff
	in reais (inc. taxes)

	Current	Previous
Fixed-to-mobile services
VC1	0.7617	0.7163
VC2	1.5472	1.5023
VC3	1.7605	1.7093

The adjustment in the mobile interconnection fee (VUM) was 1.97%, equivalent to 68.5% of the VC1, VC2 and VC3 tariff adjustment.

The main service tariffs for Oi’s most popular plans are:

Oi “40”
Amounts in reais
(including taxes)

Subscription fee (inc. 40 minutes free usage) (i)	R$ 40.41 fixed per month
Oi Mobile-to-Fixed and Mobile-to-Mobile	R$ 0.90 per minute
Other Operator Mobile-to-Mobile	R$ 0.95 per minute
Additional charge – roaming	R$ 1.33 per call

(i)   In September 2006 there was an average adjustment of 7.99% in the promotional value of the Oi 40 subscription fee.

Oi “Controle”
Amounts in reais
(including taxes)

Oi “Controle” subscription fee	R$ 37.15 fixed per month
Oi Mobile-to-Fixed and Mobile-to-Mobile	R$ 0.86 per minute
Other Operator Mobile-to-Mobile	R$ 0.98 per minute
Additional charge – roaming	R$ 1.38 per call

The tariff for mobile-to-fixed and mobile-to-mobile calls under the prepaid plan is R$ 1.04 per minute.

4          COST OF SERVICES PROVIDED, GOODS SOLD AND OPERATING EXPENSES – BY TYPE

Cost of services provided and goods sold	Consolidated

	06/30/2007	06/30/2006

Interconnection (i)	1,663,986	1,216,857
Depreciation (ii)	1,122,430	1,432,095
Network maintenance services (iii)	686,456	685,554
Rents and insurance (iv)	321,073	290,155
Third-party services (v)	240,439	166,242
Materials (vi)	134,432	148,317
Personnel	130,491	96,340
Cost of handsets, etc. (vii)	125,060	251,942
ANATEL – Concession Contract extension fee (Note 1a)	54,831	69,207
Other expenses (viii)	149,912	139,900
	4,629,110	4,496,609

Commercialization of services	Consolidated

	06/30/2007	06/30/2006

Third-party services (v)	695,220	765,841
Provision for doubtful debts	318,929	243,320
Advertising and publicity	155,591	167,369
Personnel	101,359	90,360
Depreciation (ii)	17,005	25,896
Materials (vi)	1,121	2,870
Rents and insurance (iv)	411	953
Other expenses (viii)	26,375	14,891

	1,316,011	1,311,500

General and administrative	Parent Company		Consolidated

	06/30/2007	06/30/2006	06/30/2007	06/30/2006

Third-party services (v)	9,741	9,088	288,331	278,683
Personnel	5,342	10,007	146,159	131,180
Depreciation (ii)	766	1,483	91,126	105,724
Rents and insurance (iv)	582	1,742	44,235	49,578
Materials (vi)	9	39	4,515	5,248
Other expenses (viii)	86	157	1,615	7,431

	16,526	22,516	575,981	577,844

(i)      Interconnection costs refer, basically, to the fees charged by the other mobile telephone operators for the use of their networks, imposing a substantial reduction on the margin for fixed-to-mobile services (VC-1, VC-2 and VC-3). In July 2006, with the publication of ANATEL Resolution no 438/2006, approving the Regulation of Remuneration for the Use of SMP Provider Networks, the offsetting of traffic was discontinued, adopting instead the full recognition of the revenue and expenses in relation to this traffic.

(ii)     The cost of depreciating the switching and transmission equipment is declining, as the amount of TMAR equipment that is fully depreciated gradually increases.

(iii)     The cost of network maintenance services is largely represented by spending on hiring outsourced plant maintenance services, with no increase in the useful life of the assets, notably for the expansion of the Velox installations and of Oi’s subscriber base.

(iv)    The cost of rents and insurance essentially represents the amounts being paid for the leasing of circuits, mobile platforms, electricity poles, satellite, use of right of way and of the dedicated lines of other telephone service providers, as well as of areas used for the installation of Oi transmission towers.

         TMAR has a network lease contract with Oi for the provision of switched wireline telephone services (STFC) using Wireless Local Loop (WLL) technology, the cost of which, in the half year ended on June 30, 2007, amounted to a total of R$ 42,486 (06/30/2006 - R$ 41,905).

(v)     The cost of third-party services refers, basically, to consulting fees, legal advice, sales commissions and agency fees, postage and collection fees, electricity and operation of the contact center.

(vi)    The cost of materials is largely represented by materials used in network maintenance, with no increase in the useful life of the items, plus spending on fuels and lubricants.

(vii)   This item refers to the cost of selling mobile handsets, Simcards (Subscriber Identify Module Cards) and other Oi accessories sold, the reduction of which is due to the lower volume of mobile handset sales resulting from the stimulating of sales by the supplier directly to the respective sales outlets, as well as the reversal of the provision for obsolete stock (R$ 55,338), because of the fire at Oi’s Rio de Janeiro distribution center (Note 11ii).

(viii)  This item mainly refers to the FISTEL fee levied on the connection of terminals and the maintenance of network equipment, indemnifications, donations and sundry fines.

5 OTHER OPERATING REVENUE (EXPENSES), NET

	Parent Company		Consolidated

	06/30/2007	06/30/2006	06/30/2007	06/30/2006

Other operating revenue
Leasing of infrastructure (i)			102,199	99,902
Fines charged on overdue accounts (Note 10)			88,355	83,755
Expenses recovered	1,925		30,236	8,386
Technical administrative services			22,227	22,781
Bonuses earned (iii)			9,568	42,394
Amortization of discount on the acquisition of AIX			3,225	3,225
Other revenue			16,374	13,342

	1,925		272,184	273,785

Other operating expenses
Provisions/reversals regarding legal contingencies (Note 22c)	(32)	25	(255,644)	(259,797)
Taxes (ii)	(56)	(2,424)	(193,807)	(187,396)
Extraordinary items (iv)			(53,365)
Employee profit-sharing (Note 26b)			(37,846)	(27,710)
Amortization of premium on the acquisition of Pegasus (Note 15)			(37,721)	(37,721)
Amortization of deferred expenses (Note 18)			(32,745)	(33,078)
Fines	(934)	(1,028)	(6,052)	(5,476)
Other expenses		(7)	(49,645)	(38,491)

	(1,022)	(3,434)	(666,825)	(589,669)

	903	(3,434)	(394,641)	(315,884)

(i)      This item refers to rents charged to the mobile telephone providers for the use of buildings and infrastructure, belonging to TMAR and Oi, for the installation of Radio Base-Stations (ERBs).

(ii) During the half year ended on June 30, 2007, the subsidiaries TMAR and Oi recorded the sum of R$ 117,106 (June 30, 2006 - R$ 121,628) in relation to the Fund for Universal Access to Telecommunications Services (FUST) and the Fund for the Technological Development of Brazilian Telecommunications (FUNTTEL).

Pursuant to ANATEL instructions, between November 2003 and December 2005, the contributions to the FUST were calculated at the rate of 1.0% of the gross operating revenue from telecom services, excluding the cost of EILD and interconnection, ICMS, PIS and COFINS taxes and any discounts allowed. Since then, with the alteration of the FUST calculation base brought about by ANATEL Abridgement 1 (later changed to Abridgement 7), the exemption of EILD and interconnection costs has no longer been permitted.

Since January 2006 (with reference to December 2005), TMAR has been making judicial deposits, under the writ 2006.34.00.000369-4, issued by the 7th Federal Court of the Federal District, of the FUST contribution calculated according to the method defined in the ANATEL Abridgement published on December 19, 2005. This ruling determines that the contribution be levied on amounts received for interconnection and network services and does not allow the deduction of any such costs from the calculation base for this contribution. TMAR has filed a writ challenging the decisions of ANATEL Abridgement 7 and its retroactive application. In April 2006, TMAR and the other telecom operators that were joint plaintiffs in the aforementioned writ, obtained a preliminary injunction from the Federal Regional Court (TRF) for the 1st Region, supporting the argument that the ANATEL Abridgement cannot be enforced retroactively. FUST contributions with reference to December 2005 and January 2006 were deposited in full by TMAR and as from February 2006, only the disputed amount has been deposited. A decision was obtained in June 2007 that was partially favorable to the operators, stating that revenue earned in remuneration for interconnection should not be liable to FUST contributions. On the other hand, according to the provisions of Law no 9,998/2000, interconnection costs may not be deducted. A reversion was made against the provisions, adjusting for the impact of the aforementioned decision, to the sum of R$ 24,716 (consolidated), of which R$ 15,756 was recorded under Other operating revenues – expenses recovered, R$ 6,422 was recorded under Other operating expenses – taxes, and R$ 2,538 was recorded under Financial expenses –monetary correction of provisions for legal contingencies.

Telemar and Oi have been making provisions for the difference between the amounts to be paid to FUNTTEL, as calculated in accordance with the criteria in effect prior to December 2003 and according to the new calculation methodology effective from then on, as a result of the abovementioned ANATEL Abridgement regarding the FUST. In the opinion of the company’s management, the FUNTTEL contributions ought to be calculated and paid using the same criteria as applied to those to the FUST, given the nature and similarity of the two types of contribution.

Furthermore, for the presentation of the consolidated results, the amounts of the taxes (ISS, PIS and COFINS), totaling R$ 20,516 (June 30, 2006 - R$ 20,406), that are levied on intra-group revenues and were eliminated in the consolidation, have been reclassified under this item.

(iii)    This item refers to bonuses earned from Oi and TMAR’s suppliers, in accordance with contractual clauses regarding the meeting of purchase volumes of hardware and equipment.

(iv)    This item relates to the writing off of Oi inventory as a result of the fire at the Rio de Janeiro distribution center, and includes taxes and the insurance compensation. For more details, see Note 11 (ii).

6          FINANCIAL INCOME (EXPENSES), NET

	Parent Company		Consolidated
	06/30/2007	06/30/2006	06/30/2007	06/30/2006
Financial income
Earnings from financial investments (Note 9)	5,150	49,358	205,758	187,765
Interest on capital receivable		364,436
Reversal of interest on capital		(364,436)
Interest and monetary variation on other assets (i)	15,941	11,284	126,743	117,626
Financial discounts obtained (ii)			84,654	37,500
Interest and monetary variation on
outstanding loans to subsidiaries (Note 27)	25,614	80,102	9,579	1,235
Other	11	1,318		3,709
	46,716	142,062	426,734	347,835
Financial expenses
Net result of hedging operations (iii)	(177,412)	(162,945)	(397,556)	(520,888)
Monetary and exchange variation
on outstanding loans from third parties (iii)	139,719	70,712	319,621	279,494
Interest on outstanding loans from subsidiaries (Note 27)	(10,359)	(364)
Interest on capital payable				(83,815)
Reversal of interest on capital				83,815
Interest on outstanding loans from third parties	(18,412)	(23,257)	(196,929)	(218,512)
Monetary correction of provisions for legal contingencies (Note 22)	(56)	(151)	(136,774)	(135,020)
Interest on debentures (Note 23)		(84,230)	(134,492)	(170,384)
Withholding tax on financial transactions and
bank charges, including CPMF	(3,414)	(24,574)	(126,551)	(118,416)
Interest on scheduled taxes and
contributions - REFIS II program (Note 21)	(5,389)	(7,201)	(28,533)	(39,761)
Interest and monetary variation on other liabilities	(2,716)	(6,585)	(19,725)	(28,157)
IOF and PIS/COFINS taxes on financial income	(2,469)	(36,922)	(2,615)	(42,729)
Other	(5,366)	(6,005)	(10,507)	(66,748)
	(85,874)	(281,522)	(734,061)	(1,061,121)
	(39,158)	(139,460)	(307,327)	(713,286)

(i) This item largely relates to the updating of judicial deposits and tax credits and interest on overdue accounts.

(ii) This item refers, basically, to discounts obtained as a result of payments in advance to suppliers.

(iii) During the half year ended on June 30, 2007, the local currency (real - R$) appreciated by 11% against the US dollar (June 30, 2006 – appreciation of 8.2%).

7          NON-OPERATING INCOME (EXPENSES), NET

	Parent Company	Consolidated

	06/30/2006	06/30/2007	06/30/2006

Permanent asset disposals, net (i)	(271)	11,586	(4,031)
Reversal of provision for losses on tax incentives (ii)			8,293
Other non-operating income (expenses), net		3	646

	(271)	11,589	4,908

(i)  This item refers, mainly, to the writing off of network equipment and property, net of any income obtained upon the disposal of these assets.

(ii)  The change in the half year is due to revised expectations for the realization of tax incentives.

8          INCOME TAX AND SOCIAL CONTRIBUTION

The reconciliation of income tax and social contribution, calculated at the nominal and effective rates, is shown below:

	Parent Company		Consolidated
	06/30/2007	06/30/2006	06/30/2007	06/30/2006
Income before income tax, social contribution and minority shareholdings	762,358	463,668	1,461,040	774,951
Income tax and social contribution
calculated at the statutory rate (34%)	(259,201)	(157,647)	(496,753)	(263,483)

Adjustments to determine the effective rate:

Tax effect on permanent additions (i)	(1,611)	(1,644)	(21,509)	(21,826)

Permanent exclusion (addition) of equity adjustments (Note 15)	277,832	213,978	3,625	(22,996)

Tax effects of interest on capital (Note 6)		(123,908)		28,497

Tax incentives and losses in relation to unrealized investments				2,234

Income tax and social contribution on unrealized tax loss and negative contribution base, according to CVM
Instruction no 371 (Note 12)			28.344	(14,687)

Other		1,746	12,955	21,410
Income tax and social contribution,
according to the Income Statement	17,020	(67,475)	(473,338)	(224,859)
Effective rate	(2.23)%	14.55%	32.40%	29.01%

  (i) This item refers to the cost of fines, donations, gifts and sponsorship, which are considered non-deductible, as well as losses on derivative transactions by TNL, TMAR and Oi. Moreover, the result of the equity adjustment of subsidiaries with unsecured liabilities is also treated as a permanent addition to taxable income and to the social contribution calculation base.

  Income tax and social contribution credits (expenses) included in the net income for the fiscal year are as follows:

	Parent Company		Consolidated

	06/30/2007	06/30/2006	06/30/2007	06/30/2006

Prior years (a)
Income tax			(243)	(3,841)
Social contribution			(2)	(510)

			(245)	(4,351)
Current year
Income tax		(34,425)	(421,745)	(262,756)
Social contribution		(13,022)	(142,588)	(91,526)

		(47,447)	(564,333)	(354,282)
Deferred
Income tax on temporary additions	(11,362)	(14,726)	37,884	101,318
Social contribution on temporary additions	(4,090)	(5,302)	8,547	32,456
Income tax on tax losses (b)	23,876		33,112
Social contribution on negative calculation base (b)	8,596		11,697

	17,020	(20,028)	91,240	133,774

	17,020	(67,475)	(473,338)	(224,859)

  (a)  This item basically refers to adjustments to the corporate income tax (IRPJ) and social contribution (CSSL) for the previous fiscal year.

  (b) Under the prevailing legislation, tax losses in relation to income tax and a negative social contribution calculation base may be offset against future taxable income, up to an annual limit of 30% of that income.

  9          CASH AND EQUIVALENT

	Parent Company		Consolidated

	06/30/2007	03/31/2007	06/30/2007	03/31/2007

Cash & banks	911	9,895	71,784	145,415
Short-term investments:
        Investment funds (i)
	784,205	631,152	3,594,299	3,526,691
Government securities (ii)		52	250,561	271,675
Committed transactions (iii)			220,731	172,782
Notes (iv)			172,454	241,952
        CDBs (iii)
	194	189	58,063	141,869
Interest-bearing deposits (v)			101,856	62,149

	785,310	641,288	4,469,748	4,562,533

  (i) The short-term investments in investment funds possess immediate liquidity. Of the consolidated total, R$ 798,018 (March 31, 2007 - R$ 854,914) is held in foreign investment funds abroad, the portfolio of which essentially comprises US government securities and private securities issued by financial institutions. The other R$ 2,796,281 (March 31, 2007 - R$ 2,671,777) is in Brazilian investment funds.

  (ii) This item refers to investments in government securities such as Government Treasury Bills (LFT), which are fully liquid.

  (iii) These financial investments are indexed to the variations in the rate of the Interbank Deposit Certificate (CDI), and possess immediate liquidity.

  (iv) This item relates to investments in foreign government notes.

  (v) This item refers to very short-term interest-bearing deposits, indexed to the variations in the CDI rate, and have immediate liquidity.

  The management of the investment portfolios is the responsibility of the funds themselves, and the consolidation of the financial statements of these funds is not required under the terms of CVM Instruction nº 408/2004.

  10        ACCOUNTS RECEIVABLE

	Consolidated

	06/30/2007	03/31/2007
Services billed	2,846,095	2,902,577
Services not yet billed	977,460	983,800
Handsets and accessories sold	92,571	89,578
Provision for doubtful debts	(297,604)	(310,546))
	3,618,522	3,665,409

  A breakdown of the amounts receivable, by maturity, is shown below:

	Consolidated

	06/30/2007%		03/31/2007%

To be billed	977,460	25.0	983,800	24.7
Not yet due	928,733	23.7	1,228,768	30.9
Receivable from other providers	687,459	17.6	522,279	13.1
Overdue up to 30 days	683,237	17.4	560,655	14.1
Overdue between 31 and 60 days	218,742	5.6	244,135	6.1
Overdue between 61 and 90 days	115,324	2.9	144,824	3.6
Overdue more than 90 days	305,171	7.8	291,494	7.5

	3,916,126	100.0	3,975,955	100.0

  Overdue accounts are subject to a fine of 2% of the total value of the outstanding debt (recorded under "Other operating revenues") and interest of 1% per month, charged on a pro rata basis (recorded under "Financial revenue"), which are recognized in the books upon the issuing of the first bill following payment of the one that was overdue.

  A provision for doubtful debts is made in recognition of probable losses in relation to accounts receivable, taking into consideration the steps taken to collect payment of such accounts and to restrict the services provided to customers with overdue bills, initiated when the bill is more than 60 days overdue and escalating progressively thereafter, as shown below:

provision
Overdue bills	% of total

From 1 to 60 days	Zero
From 61 to 90 days	40
From 91 to 120 days	60
From 121 to 150 days	80
More than 151 days	100

  Once they are 180 days overdue, accounts receivable and the respective provision for doubtful debts are reversed in the balance sheet.

  11        AMOUNTS RECEIVABLE

	Parent Company		Consolidated

	06/30/2007	03/31/2007	06/30/2007	03/31/2007

Amounts receivable - Way TV (i)			132,750	132,750
Amounts receivable - fire insurance (ii)			85,000	85,000
Amounts receivable - Barramar S.A. (iii)			62,847	64,213
Property put up for sale (iv)	17,663	17,663	56,904	56,904
Amounts receivable - Hispamar S.A. (v)			36,043	36,226
Others			5,335
Provision for losses (iv)	(5,854)	(5,854)	(9,601)	(9,601)

	11,809	11,809	369,278	365,492

  Short term
			86,134	85,000
  Long term
	11,809	11,809	283,144	280,492

  (i)      At an auction held at the São Paulo stock exchange (Bovespa) on July 27, 2006, TNL PCS Participações, a subsidiary of TNL, acquired a single indivisible block of  44,428,569 common shares and 27,962,449 preferred shares issued by the company WAY TV Belo Horizonte S.A. (“WAY TV”), for a total price of R$ 132,750.

  WAY TV is a company that provides subscription TV services and broadband internet access to the residential, commercial and corporate market segments. The company operates in the cities of Belo Horizonte, Poços de Caldas, Uberlândia and Barbacena, using a hybrid network of optic fiber and bidirectional coaxial cable (HFC) that allows it to offer a broad range of interactive services, such as distance learning, telephony and telemedicine, among others.

  The stock purchase contract was signed on August 1, 2006 and the purchase amount is currently held in an encumbered account under the custody of Banco do Brasil S.A., awaiting ANATEL approval of the acquisition of a controlling stake in WAY BRASIL by TNL PCS Participações S/A, whereupon it will be released to the sellers.

  On March 19, 2007, ANATEL denied the Request for Prior Consent to the purchase of all the shares in Way TV by TNL PCS Participações S.A. and, on April 13, 2007, the company submitted a Request for Reconsideration to ANATEL. It is not known when a decision will be handed down. In the event of a negative final decision from ANATEL, the money in the encumbered account will be released to the company free of any obligation, in accordance with the contract.

  (ii)     On January 19, 2007, there was a fire at a warehouse run by Transportadora Cometa S/A, where material (mobile handsets, Simcards and accessories) belonging to the TMAR subsidiary Oi was stored, for subsequent sale in Rio de Janeiro.

  The report issued by the local fire department appraised the damages as being the total loss of inventory. The report of the Carlos Eboli Crime Institute concluded that the fire was accidental, and not due to human failure, recklessness, negligence or malpractice. Oi issued a claim against its insurance policy, which provides cover to the value of R$ 85,000, and the procedure for resolution of the claim against Itaú Seguros and the Brazilian Reinsurance Institute (IRB) is in its final phase. In July 2007, the company received the sum of R$ 76,400, with R$ 8,600 still pending under the IRB reinsurance contract.

  (iii)    The amount receivable from the company Barramar S.A. refers to 50% of the amounts recorded under the long-term assets of AIX. Since Barramar S.A. was declared bankrupt by the 5th Business Law Chamber of the São Paulo State Supreme Court, in a decision handed down on March 24, 2004, AIX is taking the appropriate legal steps to qualify as a creditor and ascertain the operating assets of the bankrupt company, by virtue of its stake in the Refibra Consortium.

  (iv)    On July 26, 2006, the Boards of Directors of TNL and TMAR approved the sale of 14 properties, one belonging to TNL and the rest owned by TMAR, at the average valuation price, which does not exceed the acquisition cost.

  (v)     In November 2001, TMAR signed an association agreement with Hispamar Satélites S.A., with the aim of reducing the cost of providing services in the north of the country, more specifically, the cost of leasing transponders from Embratel. On December 31, 2002, TMAR, together with Hispamar Satélites S.A., a subsidiary of Hispamar Ltda., signed a contract for the onerous transfer of the right to use a geostationary Band C satellite launched on August 4, 2004. The price of this transfer of usage right was determined by means of a report by an independent firm of specialists, and came to a total of R$ 28,659, corrected monetarily according to the IPC (Consumer Price Index).

  The conversion of these credits into an equity stake in Hispamar Satélites S.A. has already been approved by TMAR’s Board of Directors, and is now awaiting the finalization of an agreement between the companies. Accordingly, TMAR will continue to classify these amounts as long-term assets, until such time as they are converted into permanent investments. TMAR’s management estimates that this equity stake will not exceed 20% of that company’s capital stock.

  12        DEFERRED AND RECOVERABLE TAXES

			Parent Company				Consolidated

	06/30/2007		03/31/2007			06/30/2007	03/31/2007

	Short	Long	Short	Long	Short	Long	Short	Long
	term	term	term	term	term	term	term	term

ICMS recoverable					433,161	229,925	396,742	239,439
IR on temporary additions (i)	29,520	64,580	29,520	63,218	173,955	917,852	173,955	896,000
CS on temporary additions (i)	10,627	23,831	10,627	23,342	62,624	307,095	62,624	302,544
IR on tax losses (i)		79,959		78,176	375	553,560	375	550,831
CS on negative calculation base (i)		28,169		27,529		198,009		197,180
IR recoverable	257,096		249,264		552,664		373,691
CS recoverable	18,968		18,434		142,089		71,671
Taxes withheld at source	7,845		6,023		85,189		82,183
Other taxes recoverable	7,695		7,696		75,629		76,539

	331,751	196,539	321,564	192,265	1,525,686	2,206,441	1,237,780	2,185,994

  TNL and its subsidiaries record their deferred tax credits arising from timing differences, tax losses and a negative social contribution calculation base in accordance with the provisions of CVM Resolution nº 273/1998 and CVM Instruction nº 371/2002. According to a technical study approved by TNL’s administrative bodies and submitted for the approval of the Statutory Audit Committee, the company’s generation of taxable income over the next 10 fiscal years, adjusted to present value, will be sufficient to absorb these tax credits, as shown below:

	Parent Company	Consolidated
To December 31st:

2007	20,074	118,477
2008	30,562	292,863
2009	25,961	286,888
2010 to 2012	65,035	838,283
2013 to 2015	95,054	676,959

	236,686	2,213,470

  For those direct and indirect subsidiaries that, as at June 30, 2007, did not have a profitable record and/or have any expectation of generating sufficient taxable income over the next 10 fiscal years, the tax credits in relation to the income tax losses and the negative social contribution base have not been fully recognized. The credits that are not recognized in the books amount to a total of R$ 126,754 (March 31, 2007 - R$ 141,743), of which R$ 80,425 relates to Oi (March 31, 2007 - R$ 95,078).

  Furthermore, the tax credits on timing differences that were not recognized in the books amounted to R$ 2,443 (March 31, 2007 - R$ 1, 981), as at June 30, 2007.

  13        PREPAID EXPENSES

	Parent Company		Consolidated

	06/30/2007	03/31/2007	06/30/2007	03/31/2007

  Financial charges (i)
	61,202	80,068	203,054	220,654
FISTEL fee (ii)			159,762	214,980
Subsidies on Oi handsets (iii)			155,809	130,908
  ANATEL – Concession Contract extension fee (Note 1)
			40,965
  Renting of poles
			27,504	42,482
  Marketing
			17,187	28,270
  Cost of issuing telephone directory
			17,070	25,605
  Taxes and contributions
	72	72	14,492	17,042
  Insurance
	1,567	262	8,239	8,604
Other (iv)	5,586	5,448	29,054	25,861

	68,427	85,850	673,136	714,406

  Short term
	16,640	6,688	506,343	521,411
Long term	51,787	79,162	166,793	192,995

  (i) Financial charges and premiums paid in advance, when obtaining loans or financing, or when issuing debentures, are amortized over the periods that the respective contracts are in effect.

  (ii) This item refers to the FISTEL (Telecommunications Supervision Fund) fee, paid on the activation of a phone connection (R$ 26.83 per connection). This fee is deferred for amortization during the average customer churn period, estimated at 24 months, and involves a total amount of R$ 59,270 (March 31, 2007 - R$ 71,871). Furthermore, the payment of FISTEL maintenance fees by TMAR and Oi, in compliance with the prevailing legislation, is also recorded as prepaid expenses and is appropriated on a monthly basis over the course of the year, to the sum of R$ 100,492 (March 31, 2007 – R$ 143,109).

  (iii) This item refers to the sale of handsets under post-paid plans, on which the average subsidy amounts to R$ 300, based on the effective additions, recoverable in up to twelve months, as provided for in the contract, during which time the subscriber will be liable to a fine if they cancel or migrate to a prepaid plan.

  (iv) This item refers to the cost of annual contracts for transit rights, among other things.

  14        JUDICIAL DEPOSITS AND EMBARGOES

	Parent Company		Consolidated

	06/30/2007	03/31/2007	06/30/2007	03/31/2007

Fiscal (*)	4,747	4,654	399,455	430,994
  Civil
	1,873	1,873	303,401	276,935
Labor (*)	3	34	91,054	139,465
  Judicial embargoes
	63	63	259,366	253,130

	6,686	6,624	1,053,276	1,100,524

  (*)     Net amount of judicial deposits linked to the corresponding liabilities (see Notes 20 and 22), in accordance with CVM Resolution no 489/2005.

  TNL and its subsidiaries maintain judicial deposits in order to ensure their right to appeal in civil, labor and fiscal proceedings. The tax claims include the following:

	Consolidated

	06/30/2007%		03/31/2007%

INSS - social security	106,377	26.7	108,589	25.2
ICMS - value added tax assessments	64,186	16.1	85,783	19.9
PAES - tax rescheduling program	53,498	13.4	52,016	12.1
IRPJ - corporate income tax	38,523	9.7	63,289	14.7
CSLL - social contribution on net income	30,693	7.7	18,091	4.2
COFINS - social security contribution	24,589	6.1	18,152	4.2
IPTU - municipal real-estate tax	24,084	6.0	24,426	5.7
PIS/PASEP - social integration and public servant programs	18,099	4.5	17,971	4.2
Others (i)	39,406	9.8	42,677	9.8

	399,455	100.0	430,994	100.0

  (i)      This item refers to deposits made to ensure fiscal foreclosure in relation to the collection of taxes administered by the SRF (Brazilian Internal Revenue Service), as well as the suspension of the liability for other charges by the State and Municipal Public Treasuries.

  Pursuant to the pertinent legislation, for the half year ended on June 30, 2007, the fiscal judicial deposits have been corrected monetarily, to the sum of R$ 25,609 (March 31, 2007 – R$ 12,071), according to the following rates of interest or indices:

    Federal and State taxes - Variations of the SELIC (Central Bank Base Rate); and
    Municipal taxes - UFIR (Fiscal Reference Unit).

  15 INVESTMENTS

	Parent Company		Consolidated

	06/30/2007	03/31/2007	06/30/2007	03/31/2007

Shareholdings evaluated by the equity accounting method	10,605,902	10,145,315
Net premium paid on the acquisition of Pegasus (i)			37,721	56,582
Tax incentives (ii)	10,698	10,698	48,621	48,621
Provision for losses on tax incentives (ii)	(3,143)	(3,143)	(32,390)	(32,390)
Other investments	77	77	4,760	4,795

	10,613,534	10,152,947	58,712	77,608

  (i)        This item refers to the premium paid by TMAR in its acquisition of Pegasus, on December 27, 2002, grounded in the expected future profitability of its operations, based on economic-financial evaluations carried out by third parties, as well as the gains from synergies between the operations of TMAR and Pegasus. This premium is being amortized over a period of 5 years as from January 2003.

  (ii)       This item refers to FINOR (Investment Fund for the Northeast of Brazil) and FUNRES (Fund for the Revival of the Economy of the State of Espírito Santo).

	Net equity	Net profit (loss)	Shareholding - %		Number of shares (thousand)		Equity adjustment		Dividends and Interest	Investment value		Unsecured liabilities (i)
Subsidiary	(unsecured liabilities)	for the half year	Total capital	Voting capital	Common	Preferred	06/30/2007	06/30/2006	on Capital receivable	06/30/2007	03/31/2007	06/30/2007

TMAR (ii)	12,925,535	981,570	80.89	97.24	104,228	91,250	816,572	625,478	12,835	10,589,676	10,129,337
Telemar Telecomunicações	10,311	458	100	100		2	458	(429)		10,311	10,113
TNL.Net	5,561	161	100	100	24,001		161	224		5,561	5,499
HiCorp (iii)								4,076
TNL Trading	(15)	(52)	100	100	55,524		(52)				12	15
TNL PCS Participações	354		100	100	354					354	354

							817,139	629,349	12,835	10,605,902	10,145,315	15

Other investments										7,632	7,632

										10,613,534	10,152,947

  (i) In compliance with Art. 12 of CVM Instruction nº 247/1996, TNL has made a provision under current liabilities to cover its subsidiaries’ unsecured liabilities.

  (ii) The equity in TMAR’s earnings is determined by the direct shareholding percentage after excluding treasury stock, which amounts to 81.92% in the hands of TNL.

  (iii) As mentioned in Note 1 (b), on April 28, 2006, an Extraordinary General Meeting of TNL’s shareholders approved the Protocol and Justification for the Absorption of HiCorp Comunicações Corporativas S/A by the parent company TNL, in view of the interest in proceeding with the corporate restructuring of the companies that comprise the Oi Group. At the same EGM, approval was given of the findings of the accounting appraisal of the net equity of HiCorp Comunicações Corporativas S/A (“merged company”), prepared by a firm of experts, which amounted to R$ 108,822, the book value at March 31, 2006.

  Changes in the company’s investments are largely the result of equity in the earnings of its subsidiaries.

  The balance sheet of HiCorp as at March 31, 2006, the base date for the merger, may be summarized as follows:

Assets		Liabilities

Current		Current
Cash and equivalent	4	Suppliers	25
Taxes recoverable	1,804	Taxes payable	1,899
Other accounts receivable	11	Interest on capital	2,609
		Other liabilities	65
	1,819		4,598

Non-Current
Long term
Loans to parent company	110,055	Net equity
		Capital stock	5,001
Permanent		Revenue reserves	1,000
Property, plant & equipment	1,546	Retained earnings	102,821
	111,601		108,822

Total assets	113,420	Total liabilities	113,420

  The income statement of HiCorp as at March 31, 2006 may be summarized as follows:

Cost of services provided	(60)

Gross loss	(60)

Operating income (expenses):
Commercialization expenses	(867)
General and administrative expenses	(454)
Other operating income (expenses), net	2,701

1,380

Operating income before financial results	1,320

Financial income (expenses), net	4,647

Income before income tax and social contribution	5,967

Income tax and social contribution	(1,891)

Net profit for the period	4,076

  16        PROPERTY, PLANT & EQUIPMENT

			Parent Company

			06/30/2007	03/31/2007
					Annual rate of
		Accumulated	Residual	Residual	depreciation
	Cost	depreciation	value	value	(%)

Buildings	1,089	(494)	595	622	4 to 10
Other equipment	831	(350)	481	503
Hardware	16,087	(16,009)	78	104	20
Other assets	9,462	(6,727)	2,735	2,880	10 to 20

	27,469	(23,580)	3,889	4,109

			Consolidated

			06/30/2007	03/31/2007
					Annual rate of
		Accumulated	Residual	Residual	depreciation
	Cost	depreciation	value	value	(%)

Cables (access network)	6,428,737	(3,969,174)	2,459,563	2,475,404	5 to 20
TMAR transmission equipment	9,110,302	(7,255,366)	1,854,936	1,688,172	5 to 20
Oi transmission equipment (i)	2,152,075	(727,681)	1,424,394	1,450,979	10 to 20
Oi switching equipment (i)	1,128,335	(351,110)	777,225	794,996	10 to 20
Underground pipelines	2,037,208	(1,306,303)	730.905	736,600	4
Buildings	2,016,819	(1,353,847)	662.972	687,346	4 to 10
Poles and towers	932,887	(404,162)	528.725	530,211	4 to 5
Trunking switches	5,588,878	(5,071,871)	517.007	567,344	5 to 20
Other equipment	1,929,017	(1,427,488)	501.529	497,285	4 to 20
Improvements to third-party property	658,908	(255,268)	403.640	397,907	10
TMAR switching equipment	9,259,452	(8,892,455)	366.997	359,200	20
Work in progress	343,703		343.703	557,500
Hardware	693,374	(482,102)	211.272	224,311	20
Inventory for network expansion	157,154		157.154	148,995
Land	137,871		137.871	138,148
Terminals	2,215,630	(2,146,593)	69.037	64,521	13 to 20
Other assets	604,436	(451,447)	152.989	167,025	10 to 20

	45,394,786	(34,094,867)	11.299.919	11,485,944

  (i) The rates of depreciation for the transmission and switching equipment belonging to Oi are supported by internal appraisals of their useful lives. The appraisals are based mainly on the questions of technological obsolescence and physical wear, and are in line with the normal practices adopted in the mobile telephone segment.

  17        Intangible assets

			Parent Company
			06/30/2007	03/31/2007
					Annual rate of
		Accumulated	Residual	Residual	amortization
	Cost	amortization	value	value	(%)

Software	7,021	(4,438)	2,583	2,732	20
Trademarks and Patents	547	(357)	190	204	10
	7,568	(4,795)	2,773	2,936

			Consolidated
			06/30/2007	03/31/2007
					Annual rate of
		Accumulated	Residual	Residual	amortization
	Cost	amortization	value	value	(%)

Right of use – Oi (i)	1,236,567	(437,910)	798,657	820,833	7 to 8
Software	1,331,133	(921,728)	409,405	427,598	20
Others	87,855	(59,138)	28,717	29,944	10 to 20
	2,655,555	(1,418,776)	1,236,779	1,278,375

  (i)    This item refers to the right to use of the radio frequencies acquired by Oi in March 2001, for R$ 1,102,007, and in July 2003 and January 2004, for R$ 70,618, the amortization of which is calculated in accordance with the validity of such rights, extending up to March 12, 2016. The financial charges incurred up to Oi’s operational start up, totaling R$ 63,942, have been capitalized.

  18        DEFERRED ASSETS - CONSOLIDATED

  These amounts correspond to expenses incurred by certain subsidiaries during their pre-operational phase, and they are being amortized based on economic feasibility studies performed by third parties. The average amortization period is estimated at ten years for Oi Internet, AIX and Oi.

  The balances of the deferred assets, per subsidiary, may be summarized as follows:

			06/30/2007	03/31/2007
		Accumulated	Residual	Residual
	Cost	amortization	value	value

Oi	631,633	(316,991)	314,642	330,349
TNL PCS Participações	19,459		19,459	14,449
AIX	21,512	(11,940)	9,572	10,137
Oi internet	4,000	(1,000)	3,000	3,100
	676,604	(329,931)	346,673	358,035

  19        LOANS AND FINANCING

					Parent Company		Consolidated

	Take up	Maturity	Guarantees	Financial charges	06/30/2007	03/31/2007	06/30/2007	03/31/2007
(a)In local currency

BNDES (i)	11/2006	06/2014	TNL surety and TMAR receivables	TJLP + 2.50 % p.a. and 4.50% p.a			812,540	811,562

BNDES (ii)	09/2004	10/2012	TNL surety and Oi receivables	TJLP + 4.50% p.a.			508,599	531,799

BNDES (iii)	12/2000	01/2008	TNL surety and TMAR receivables	TJLP + 3.85% p.a.			252,757	360,647

BNDES (iv)	12/2003	01/2011	TNL surety and TMAR receivables	TJLP + 4.50% p.a.			284,515	303,998

BNDES (v)	07/2005	08/2013	TNL surety and TMAR receivables	TJLP + 3.50% p.a and 4.50% p.a.			75,298	78,256

BNDES	12/2005	12/2013	TNL surety and TMAR receivables	TJLP + 4.50% p.a.			24,436	24,407

Banco do Nordeste do Brasil S.A.	06/2004	12/2014	TMAR receivables	11.9% p.a. and 10.5% p.a.			180,256	187,931

Others							9,250	9,250

With subsidiaries			No guarantee	104% of the CDI rate	168,950	189,252

Financial charges							8,597	9,954

				Total in local currency	168,950	189,252	2,156,248	2,317,804

						Parent Company		Consolidated
	Take up	Maturity	Guarantees	Currency	Financial charges	06/30/2007	03/31/2007	06/30/2007	03/31/2007
(b)In foreign currency
ABN AMRO Bank N.V. (vi)	08/2001	08/2009	TNL surety	US$	LIBOR + 0.50% p.a. to
					3.81% p.a.			393,821	419,214

ABN AMRO Bank S.A.	09/2005	09/2008	No guarantee	US$	5.45% p.a.			115,917	123,391

ABN AMRO Bank N.V.	01/2004	04/2009	No guarantee	US$	LIBOR + 3.0% p.a. to
					4.83% p.a.			96,310	123,024

ABN AMRO Bank S.A.	06/2005	05/2008	No guarantee	US$	5.05% p.a.			57,786	61,512

ABN AMRO Bank S.A.	06/2005	12/2010	No guarantee	US$	5.51% p.a.			40,835	48,389

ABN AMRO Bank S.A.	12/2005	11/2008	No guarantee	US$	5.43% p.a.			38,524	41,008

ABN AMRO Bank S.A.	10/2005	10/2008	No guarantee	US$	5.28% p.a.			29,503	31,405

ABN AMRO Bank S.A.	02/2006	11/2008	No guarantee	US$	5.40% p.a.			26,018	27,696

Unibanco - União de Bancos Brasileiros S.A. (vii)	09/2006	12/2008	No guarantee	Yen	1.0% p.a.	276,225	306,805	276,225	306,805

Unibanco - União de Bancos Brasileiros S.A.	12/2004	12/2007	No guarantee	US$	4.90% p.a.			6,949	7,397

Japan Bank for International	01/2003	01/2011	No guarantee	Yen	Japanese interbank rate
Cooperation - JBIC (viii)					+ 1.25% p.a.	233,496	259,346	233.496	259,346

Japan Bank for International	08/2001	01/2010	No guarantee	Yen	1.65% p.a.	219,556	243,862	219.556	243,862
Cooperation - JBIC (viii)

FINNVERA - Finnish Export Credit (ix)	02/2003	02/2012	TNL surety and lien	US$	LIBOR + 1.1 % p.a.			192.620	205,040
			on Oi equipment
FINNVERA - Finnish Export Credit (vi)	11/2004	11/2010	TNL surety and lien	US$	LIBOR + 1.685% p.a.
			on Oi equipment		and 4.56% p.a.			95.284	101,428

BNDES (iii)	12/2000	01/2008	TNL surety and	UMBNDES (x)	BNDES variable
			TMAR receivables		rate + 3.85% p.a.			58.286	88,871

BNDES (iv)	12/2003	01/2011	TNL surety and	UMBNDES (x)	BNDES variable
			TMAR receivables		rate + 4.50% p.a.			43.481	49,646

						Parent Company		Consolidated

	Take up	Maturity	Guarantees	Currency	Financial charges	06/30/2007	03/31/2007	06/30/2007	03/31/2007

KFW - Kreditanstalt Fur Wiederaufbau (ix)	02/2003	08/2012	TNL surety and lien	US$	LIBOR + 0.75% p.a.			86,308	91,873
			on Oi equipment

KFW - Kreditanstalt Fur Wiederaufbau	07/2002	01/2011	No guarantee	US$	LIBOR + 0.8% p.a.
					and 4.5% p.a.			72,792	77,486

KFW - Kreditanstalt Fur Wiederaufbau	06/2000	04/2007	No guarantee	US$	8.75% to 11.87% p.a.				45,280

Société Générale / Coface (ix)	02/2003	11/2012	TNL surety and lien	US$	LIBOR + 0.75% p.a.			61,319	71,207
			on Oi equipment

Société Générale / Natexis	12/2004	10/2009	No guarantee	US$	LIBOR + 1.95% p.a.			41,276	52,725

Société Générale	12/2002	06/2007	No guarantee	US$	LIBOR + 5% p.a.		3,076		3,076

Nordic Investment Bank - NIB (vi)	11/2004	11/2010	TNL surety and lien	US$	LIBOR + 1.625% p.a.			38,524	41,008
			on Oi equipment		and 4.5 % p.a.

Nordic Investment Bank - NIB (ix)	03/2003	02/2012	TNL surety and lien	US$	LIBOR + 4.3 % p.a.			36,116	38,445
			on Oi equipment

Banco Santander do Brasil S/A	04/2005	04/2008	No guarantee	US$	5.9% p.a.			23,477	24,991

EDC - Export Development Corporation	01/2000	04/2007	No guarantee	US$	LIBOR + 3.0% p.a.		9,227		9,227

Senior Notes (xi)	12/2003	08/2013	No guarantee	US$	8% p.a.	288,930	307,560	288,930	307,560

Financial charges						6,792	11,987	55,057	63,914
			Total in foreign currency			1,024,999	1,141,863	2,628,410	2,964,826

			Balance of foreign currency swap operations			619,931	554,870	1,443,866	1,342,246

			Total loans and financing			1,813,880	1,885,985	6,228,524	6,624,876

			Loans and financing - short term			357,057	367,912	1,785,550	1,826,497

			Loans and financing - long term			1,456,823	1,518,073	4,442,974	4,798,379

  (a)       Turnover of loans and financing during the half year ended on June 30, 2007 (consolidated)

Balance at				Balance at
03/31/2007	Additions	Amortization	Financial charges	06/30/2007

6,624,876	-	(471,691)	75,339	6,228,524

  (b)       Description of the principal loans and financing

  (i)         In November 2006, TMAR closed a contract with BNDES (Brazilian Development Bank), amounting to R$ 1,970,896, and drew down R$ 810,000 to finance the expansion and technological upgrading of its wireline network, scheduled to be carried out between 2006 and 2008. The financial charges come due on a quarterly basis, until June 2009, becoming monthly for the period July 2009 to June 2014. The principal is payable on a monthly basis, as from July 2009.

  (ii)       In September 2004, Oi closed a financing contract with BNDES, amounting to R$ 663,000, and has drawn down R$ 585,000 of this, R$ 400,000 in September 2004 and R$ 185,000 in May 2005, with the aim of financing its planned capital expenditure. The financial charges came due on a quarterly basis, until April 2006, when they became monthly, from May 2006 until October 2012. The principal is payable on a monthly basis, since May 2006. On December 29, 2005, with the consent of BNDES, Oi transferred the full amount of this financing to TMAR.

  (iii)      This item refers to the utilization of the resources from special lines of credit, for the acquisition and installation of equipment, infrastructure and other items, under the terms of the government’s "Program of Support to Investment in Telecommunications". The financial charges and principal are due on a monthly basis, until January 2008.

  (iv)      During the period December 2003 to October  2004, TMAR  drew down R$ 529,635 under a loan contract closed with BNDES in December  2002, with the aim of financing its planned capital expenditure for the years 2002, 2003 and 2004. The funds were invested in the expansion of the telecoms network and in operational improvements. The financial charges were due quarterly, until January 2005, becoming due monthly from May 2005 until January 2011. The principal is payable on a monthly basis, since May 2005.

  (v)        In July 2005, TMAR closed a loan contract with BNDES, amounting to R$ 217,945, drawing down R$ 80,000 in July 2005, with the aim of financing its PGMU (General Target Plan for Universal Access). The financial charges were due quarterly, until August 2006, becoming monthly from September 2006 until August 2013. The principal is payable on a monthly basis, since September 2006.

  (vi)     In August 2001, Oi obtained a line of credit for US$ 1,425 million from a consortium of banks and suppliers (Nokia, Siemens and Alcatel), led by the Dutch bank ABN AMRO Bank N.V., to cover both capital expenditure and working capital. After carrying out three restructurings of the loan, the most recent in August 2005, the balance of this line of credit at June 30, 2007 was US$ 276 million (March 31, 2007 – US$ 276 million), after discounting amortization. The proposed resources under this line of credit have been fully utilized. In November 2003, the debt was transferred from Oi to TMAR.

  (vii)      In September 2006, TNL obtained R$ 322,650 from Unibanco (União de Bancos Brasileiros S.A.), through the on-lending of funds from abroad (Resolution 2770), for the purpose of providing working capital.

  (viii)     In August 2001 and January and February 2003, TNL obtained R$ 1,646,110 from JBIC - Japan Bank for International Cooperation, to finance investment in TMAR.

  (ix)       In December 2002, Oi closed a financing contract with KFW - Kreditanstalt Fur Wiederaufbau, NIB - Nordic Investment Bank, Société Générale/Coface and FINNVERA - Finnish Export Credit, amounting to US$ 300 million, in partial substitution of the line of credit taken out with ABN AMRO Bank N.V.. In November 2003, the debt was transferred from Oi to TMAR.

  (x)       BNDES announces its currency basket rate (UMBNDES) on a daily basis.

  (xi)       On December 18, 2003, TNL obtained R$ 878,820 (US$ 300 million) through the issuing of non-convertible "Senior Notes" abroad. JP Morgan coordinated the issue, while BB Securities - Banco do Brasil Securities and CSFB - Credit Suisse-First Boston participated in the distribution. These securities are remunerated at the rate of 8% p.a. and mature in August 2013, with TNL having the annual option of early redemption, as from the 5th year. There are no guarantees. The funds are to be used for various corporate purposes. On December 1, 2005, TNL effected the early redemption of some of these Senior Notes, to the sum of US$ 150 million, which were subsequently cancelled.

  The repayment of long-term debt has been scheduled as follows:

	Parent Company	%	Consolidated	%
In local currency
2008	168,950	11.6	120,047	2.8
2009			302,687	6.8
2010			383,941	8.6
2011			311,158	7.0
2012 onwards			555,710	12.5

	168,950	11.6	1,673,543	37.7

In foreign currency
2008	436,227	30.0	945,604	21.2
2009	311,800	21.4	947,247	21.3
2010	202,496	13.9	380,785	8.6
2011	48,420	3.3	149,066	3.4
2012 onwards	288,930	19.8	346,729	7.8

	1,287,873	88.4	2,769,431	62.3

Total
2008	605,177	41.6	1,065,651	24.0
2009	311,800	21.4	1,249,934	28.1
2010	202,496	13.9	764,726	17.2
2011	48,420	3.3	460,224	10.4
2012 onwards	288,930	19.8	902,439	20.3

	1,456,823	100.0	4,442,974	100.0

   20        TAXES PAYABLE AND DEFERRED

	Parent Company		Consolidated

	06/30/2007	03/31/2007		06/30/2007		03/31/2007

	Short	Short	Short	Long	Short	Long
	term	term	term	term	term	term

ICMS (i)			445,151	35	391,729	35
ICMS - Covenant 69/1998 (ii)				65,234		59,815
PIS and COFINS	357	389	93,340		92,445
Income tax payable	702	859	434,110		213,883
Social contribution payable			142,588		69,236
Deferred income tax and social
contribution – Law no 8,200/1991			11,606		11,822
FISTEL					178,461
Others	704	703	32,475	1,947	46,483	12,189

	1,763	1,951	1,159,270	67,216	1,004,059	72,039

  (i) Various municipal, state, and federal taxes are levied on telecom services, the main one being ICMS (Value Added Tax on sales and services), charged by the states at diverse rates. The ICMS rate is 35% for Rondônia, 30% for the states of Pará, Paraíba, Mato Grosso and Rio de Janeiro; 29% for Goiás and Mato Grosso do Sul; 28% for Pernambuco; 27% for Bahia, Ceará, Rio Grande do Norte, Sergipe, Paraná, Alagoas and Maranhão; and 25% for all the other states.

  (ii)  Net value of judicial deposits amounting to R$ 139,426 (March 31, 2007 – R$ 135,337) in the consolidated figures.

  21        REFIS II – TAX REFINANCING PROGRAM

              TNL and its subsidiaries TMAR and Oi have all adhered to the PAES – Special Scheduling (also known as the REFIS II – Tax Refinancing Program), governed by Law  nº 10,684/2003, with the registration of a substantial portion of the debt to the National Treasury and the INSS that was due up to February 28, 2003. According to the provisions of Article 7 of the aforementioned law, TNL and its subsidiaries are obliged to maintain regular payment of the installments under the REFIS II, and may be excluded from the program in the event of late payment in three consecutive months or in six alternating months, whichever happens to occur first.

              The refinancing has been scheduled over 180 months for TNL and 120 months for its subsidiaries, and the amounts of R$ 7,437 (TNL) and R$ 64,436 (consolidated) were settled on time during the half year ended on June 30, 2007, in compliance with the provisions of CVM Instruction nº 346, which deal with the regularity of the payments as an essential requirement for sustaining the conditions provided for under REFIS II.

  The amounts scheduled under the REFIS II program are as follows:

			Parent Company				Consolidated

	06/30/2007		03/31/2007		06/30/2007			03/31/2007

	Short	Long	Short	Long	Short	Long	Short	Long
	term	term	term	term	term	term	term	term

COFINS					67,692	334,071	66,603	345,351
  CPMF
	3,727	40,662	4,001	40,675	27,982	159,757	27,866	163,821
  Income tax
					12,432	59,009	12,232	61,118
  Social contribution
					4,181	24,173	4,113	24,813
  INSS - SAT
					2,928	20,297	2,893	20,680
  IOF
	10,092	110,103	10,832	110,138	13,539	126,834	14,225	127,449
  PIS
					600	3,194	591	3,290

	13,819	150,765	14,833	150,813	129,354	727,335	128,523	746,522

  A breakdown of the REFIS II amounts, showing principal, fines and interest, is presented below:

				Consolidated

				06/30/2007	03/31/2007

	Principal	Fines	Interest	Total	Total

COFINS	289,565	29,076	83,121	401,762	411,954
  CPMF
	136,401

		13,640	37,698	187,739	191,687
IOF	102,804	10,280	27,289	140,373	141,674
Income tax	39,149

		9,244	23,048	71,441	73,350
Social contribution	15,724

		3,511	9,119	28,354	28,926
  INSS - SAT
	13,619

		2,353	7,252	23,224	23,573
PIS	2,419	270	1,107	3,796	3,881

	599,681	68, 374	188,634	856,689	875,045

  These amounts are corrected monetarily according to the variations of the TJLP (Long Term Interest Rate), with R$ 5,389 (TNL) and R$ 28,533 (consolidated) being recognized as “Financial expenses” during the half year ended on June 30, 2007 (see Note 6).

  As at June 30, 2007, the payment flows through the REFIS II program, adjusted to present value at the rate of 12% p.a. (forecast average rate of remuneration), for the remaining period of ten years and eleven months, total R$ 130,411 (TNL) and R$ 725,942 (consolidated).

  Faced with the undue classification, by the SRF (Federal Internal Revenue Department) and the PGFN (Office of the Chief Attorney for the National Treasury), of debts under the PAES program, TMAR felt obliged to file a lawsuit in order to prove its good standing with regard to payment of the installments under the program, as well as to substantiate the debts that were included in that program. To this end, and in view of the concession of a preliminary injunction conditional upon a guarantee, supplementary judicial deposits, of approximately R$ 3,000 per month, were made until such time as an administrative or judicial decision be handed down, determining the correct balance of the debts included in the PAES scheme. In May 2006, TMAR obtained a judicial ruling authorizing the monthly guarantee presented in this legal action to be effected by means of a bank guarantee, instead of a cash deposit.

  In the cases of TNL and Oi, the same error has been committed by the administrative authorities, with the undue inclusion of amounts other than those specified by the companies. On August 22, 2006, the SRF removed TNL and Oi from the REFIS II program, on the grounds of this alleged default. Since the management and its legal advisors consider that this exclusion is totally unfounded, given that the calculation of the installments paid is based on amounts that the companies asked to be included, TNL and Oi are taking the necessary administrative and judicial steps for their reinstatement in the REFIS II program. In the event that the REFIS II debt is recalculated without including the benefits provided for in Law nº 10,684/2003, the amount of the long-term debt, totaling R$ 154,886 (consolidated), will be transferred to current liabilities, and would result in the recording of supplementary financial charges amounting to approximately R$ 11,083 (consolidated).

  22        PROVISIONS FOR LEGAL CONTINGENCIES

  (a)       Composition of the book balance

		Parent Company		Consolidated

		06/30/2007	03/31/2007	06/30/2007	03/31/2007

	Fiscal

(i)	ICMS tax assessments			341,709	358,326
(ii)	Compensation for tax losses
	and negative contribution base			77,187	90,959
	FUST			62,423	77,428
(iii)	ISS	424	424	58,436	49,751
	INSS (joint responsibility,
	professional fees and indemnifications)		1,978	48,650	49,731
(iv)	ILL			42,283	41,693
	FUNTTEL			35,701	33,663
(v)	Other claims	4	4	99,537	96,217
	Associated judicial deposits (*)			(141,967)	(80,657)

		428	2,406	623,959	717,111

	Labor

(i)	Overtime	646	624	391,275	390,850
(ii)	Claims by outsourced personnel	89	100	337,888	299,362
(iii)	Equal pay/reinstatement	14	13	110,223	114,651
(iv)	Indemnifications	24	23	108,843	111,116
(v)	Risk premium			107,076	107,905
(vi)	Other claims	54	52	171,184	170,026
	Associated judicial deposits (*)	(31)		(274,511)	(210,176)

		796	812	951,978	983,734
	Civil

(i)	ANATEL estimates			167,482	165,767
(ii)	Small claims courts			80,680	80,659
(iii)	ANATEL fines			56,389	62,263
(iv)	Other claims			267,266	267,731

				571,817	576,420

		1,224	3,218	2,147,754	2,277,265

  (*) In accordance with CVM Resolution no 489/2005.

  In accordance with the terms of the respective legislation, the provisions for legal contingencies are corrected monetarily on a monthly basis, based on the following indices and interest rates:

  Fiscal:           Variations of the SELIC (Brazilian Central Bank base rate) and UFIR (Fiscal Unit of Reference);

  Labor:           Indices of the TRTs (Regional Labor Courts), plus interest of 1% per month;

  Civil:             Variations of the UFIR, plus monthly interest (0.5% up to January 9, 2003 and 1% as from January 10, 2003) and, for ANATEL, the IGP-DI inflation index.

  (b)       Breakdown of the claims according to level of risk, net of judicial deposits, as at June 30, 2007 (consolidated)

	Fiscal	Labor	Civil	Total

Probable	623,959	951,978	571,817	2,147,754
Possible	6,341,282	964,314	2,038,572	9,344,168
Remote	635,991	1,332,588	717,828	2,686,407

Total	7,601,232	3,248,880	3,328,217	14,178,329

  (c)        Summary of changes in the balances of the provisions for legal contingencies

	Parent Company

	Fiscal	Labor	Total

Balance at December 31, 2006	428	778	1,206

Additions, net of reversals	1,978	4	1,982
Monetary correction (Note 6)		30	30

Balance at March 31, 2007	2,406	812	3,218

Additions, net of reversals	(1,937)	(12)	(1,949)
Write-downs due to settlement	(41)	1	(40)
Monetary correction (Note 6)		26	26
Associated judicial deposits		(31)	(31)

Balance at June 30, 2007	428	796	1,224

	Consolidated

	Fiscal	Labor	Civil	Total

Balance at December 31, 2006	673,507	924,978	555,126	2,153,611

Additions, net of reversals (a)	47,886	59,420	50,364	157,670
Write-downs due to settlement	(15,111)	(39,033)	(46,348)	(100,492)
Monetary correction (Note 6)	20,282	43,264	17,278	80,824
Transfers	780	1,382		2,162
Associated judicial deposits	(10,233)	(6,277)		(16,510)

Balance at March 31, 2007	717,111	983,734	576,420	2,277,265

Additions, net of reversals (a)	10,802	55,591	46,552	112,945
Write-downs due to settlement	(49,446)	(64,072)	(59,243)	(172,761)
Monetary correction (Note 6)	6,802	41,060	8,088	55,950
Associated judicial deposits	(61,310)	(64,335)		(125,645)

Balance at June 30, 2007	623,959	951,978	571,817	2,147,754

  (a) The total additions in the half year, net of reversals, amounting to R$ 270,615, comprise the cost of the provisions for legal contingencies, to the sum of R$ 255,644 (see Note 5), and the amounts shown in the table below, totaling of R$ 14,971.

  The amounts of the provisions in relation to ICMS on the leasing of IP gateways, INCRA, FUST, FUNTTEL and an ICMS power consumption credit are recorded in the respective accounts for these charges, as shown below:

	Consolidated

	06/30/2007	06/30/2006

Deductions from gross revenue
Leasing of IP gateways	(10,600)

Payroll:
INCRA	(380)	(372)

Other operating expenses:
FUST	3,351	(25,351)
FUNTTEL	(6,235)	(5,473)
ICMS credit in relation to power consumption	(1,107)	(7,062)

	(14,971)	(38,258)

  (d)       Probable contingencies (consolidated)

  Fiscal:

  (i) ICMS (Value Added Tax on Sales and Services) tax assessments - Refers to a provision that is considered by the management to be sufficient to cover the various tax assessments in relation to: (a) insistence on levying ICMS, instead of ISS, on certain revenues; (b) offsetting and appropriation of credits on the acquisition of goods and other inputs required for network maintenance; (c) assessments relating to non-compliance with obligations regarding access; and (d) assessments regarding the taxation of power consumption. The changes that occurred during the half year ended on June 30, 2007 relate to new assessments in Rio de Janeiro regarding power consumption, as a result of the repealing of Resolution no 222/2005, which granted the relevant ICMS credit, and to payment of sundry assessments in Minas Gerais and São Paulo, taking advantage of amnesties conceded in those states (Conv. 72/2006), which not only granted exemption from fines and interest, but also reduced the ICMS rate from 25% to 5% for the period to December 31, 2003, 12% in 2004 and 15% in 2005.

  (ii) Compensation for tax losses and a negative contribution base - TMAR has obtained an injunction guaranteeing compensation for tax losses and a negative calculation base, when ascertained for the base years prior to and including 1998, offsetting this against 100% of future taxable income. The change that occurred during the half year ended on June 30, 2007 relates to the reversal of monetary correction for the year 2001, since it had lapsed.

  (iii) ISS (Tax on Services) - TMAR maintains provisions for tax assessments in relation to queries regarding the levying of ISS tax on a variety of value-added, technical and administrative services, such as the leasing of equipment. The amount provided for represents the portion of the assessments that the company’s legal advisers consider to be liable to the incurring of loss. The change in the half year ended on June 30, 2007 refers to new assessments emitted in the state of Bahia.

  (iv) ILL (Tax at Source on Net Income) - TMAR offset the ILL paid up to the calendar year 1992, based on decisions by the STF (Federal Supreme Court) with regard to the unconstitutional nature of said tax. Nevertheless, although the merits of the argument have been made clear in the forum of the higher courts, a provision is still maintained, in view of the fact that a definitive decision has not yet been handed down as to the criteria for correcting these credits monetarily. The change that occurred during the half year ended on June 30, 2007 relates to monetary correction.

  (v) Other claims - These largely relate to provisions to cover IPTU (municipal real-estate tax) assessments, amounting to R$ 10,462 (March 31, 2007 – R$ 10,462), sundry tax assessments relating to income tax and social contribution charges, to the sum of R$ 37,438 (March 31, 2007 – R$ 36,330) and provisions for ICMS power consumption credits, totaling R$ 21,994 (March 31, 2007 – R$ 21,343).

  Labor:

  There was an increase in the volume of labor lawsuits during the period in question, as a result of: (a) the impact on staff of the restructuring of previous years, particularly regarding overtime payments; (b) the FGTS contract rescission penalty incentive to recover the inflation differences in relation to the “Verão” and “Collor” economic plans; (c) an increased number of lawsuits due to the knock-on effect of the decommissioning of network maintenance companies whose performance was not up to the quality standards required by the Oi Group. Given that the large majority of the decommissioning took place in the final quarter of 2005, decisions are only now being handed down regarding claims by former employees of the companies decommissioned, thus generating an increase in the amount of the provisions made; and (d) expansion of the jurisdiction of the labor courts following the publication of Constitutional Amendment nº 45.

  The principal contingencies, broken down according to the nature of the proceedings, are summarized below:

  (i)  Overtime - Claims relating to requests for overtime payment, for work done outside normal working hours.

  (ii) Knock-on effect - Claims filed by former employees of contractors, holding TMAR secondarily responsible for amounts possibly owing and not paid by those contractors, usually because they went out of business.

  (iii) Equal pay/reinstatement - Represents amounts arising from pay differences among the employees, claimed by those whose receive less pay for doing an identical job, in association with other requirements provided for in the applicable legislation.

  (iv) Indemnification - The indemnities correspond to requests for reimbursement or compensation for losses incurred during the validity of the employment contract, due to a variety of reasons, among which one may cite: work-related accident, provisional job stability, pain and suffering, restoration of payroll deductions, child day care benefit and productivity bonus, provided for in the collective labor agreement.

  (v) Risk premium - Reflects the expectation of losses in proceedings relating to demands for an additional risk payment by employees who work in environments that may be considered hazardous, particularly those close to high-voltage electrical installations.

  (vi) Other claims - Refer to a variety of issues, relating to requests for additional payment for length of service, unhealthy working conditions, profit share, night work, and travel expenses, among others. The principal items are shown below:

	Parent Company		Consolidated

	06/30/2007	03/31/2007	06/30/2007	03/31/2007

Sundry labor fines	6	5	38,068	38,373
Pension supplement	28	27	28,917	28,165
PIRC – Plan to encourage voluntary contractual rescissions			21,590	22,265
Pay differences			17,143	17,697
Others	20	20	65,466	63,526

	54	52	171,184	170,026

  Civil:

  (i) ANATEL estimates - The change in the half year to June 30, 2007 is largely due to a R$ 1,715 (June 30, 2006 – R$ 6,373) provision supplement, arising from failure to comply with PGMU (General Target Plan for Universal Access) obligations.

  (ii) Small claims courts - Questions raised by customers, for whom the individual indemnification amounts do not exceed the equivalent of forty minimum wages. The change that occurred during the half year ended on June 30, 2007 is due to the implementation of a new system, using a different calculation methodology, at all the branch offices, and to an increased number of proceedings settled by payment without reaching an agreement. During the half year to June 30, 2007, payments were made in settlement of various of these suits, to the sum of R$ 17,590 (June 30, 2006 - R$ 19,177), offset by new provisions amounting to R$ 17,611 (June 30, 2006 - R$ 13,451).

  (iii) ANATEL fines - The change in the half year ended on June 30, 2007 is mainly the result of monetary correction, amounting to R$ 3,035 (June 30, 2006 – R$ 575), a supplementary provision of R$ 23,751 (June 30, 2006 – R$ 5,799) and payments totaling R$ 32,660 (June 30, 2006 – R$ 5,564), due to the updating of the estimated amount of fines arising from all failures to meet quality targets (PGMQ and RIQ).

  (v)        Other claims - These relate to various lawsuits in progress with regard to the rescission of contracts, indemnification of former suppliers and contractors, and expansion plans linked to the issuing of shares, among others. The change that occurred during the half year ended on June 30, 2007 is the result of a review of the risk of incurring losses in regard to these proceedings, based on the opinion of the company’s legal advisors, as well as the re-evaluation of the amounts of the provisions to cover losses arising from lawsuits over the rescission of contracts.

  (e)        Possible contingencies (not provided for)

  TNL and its subsidiaries also have a number of proceedings wherein the expectation of incurring losses is classified as possible, in the opinion of their legal advisors, and for which no provisions for contingencies have been made.

  The principal contingencies classified as involving possible losses, in the opinion of the company’s legal advisors, are summarized below:

  Fiscal

  The amounts shown are based on the totals of the lawsuits and the tax assessments and notifications, which in many cases are arbitrated, with no details provided in regard to the infraction. Hence, there may be significant differences in relation to the real amounts that could be involved.

  ICMS - There have been a number of ICMS tax assessments against TMAR, amounting to approximately R$ 1,547,129, most notably in regard to two situations: the levying of ICMS on certain revenues from services that are already taxed for ISS or that do not form part of the ICMS tax base and the offsetting of credits in relation to the acquisition of goods and other inputs necessary for network maintenance.

  ISS - Assessments relating to the levying of ISS on the leasing of equipment, wake-up calls and other communication services, amounting to a total of approximately R$ 1,156,131, have not been provided for, being classified as potential losses, since these activities are either not subject to the levying of ISS or are already being taxed for ICMS. Furthermore, and strengthening the arguments of the defense, the STF (Federal Supreme Court) decided, in the fourth quarter of 2001, that ISS should not be levied on the leasing of equipment, to which a substantial portion of these assessed amounts are related.

  INSS (National Institute of Social Security) - There are proceedings totaling approximately R$ 429,394 relating to joint liability, the applicable percentage of SAT (Workplace Accident Insurance) and amounts liable to incurring INSS. TMAR has obtained favorable rulings in relation to these same issues, including the determining of the SAT to be charged on its services, at the rate of 1%, as sought by the management. Favorable decisions were also obtained ordering acceptance of the documents presented and withdrawal of the joint liability that had been assigned by the INSS.

  In July 2005, the INSS issued 24 NFLDs (Tax Debt Notifications) against TMAR, for the combined sum of R$ 335,880, which have been contested by the company. This amount mainly relates to:

  (i)    Non-liability for social security contributions on amounts paid out as sharing in the profits and results of TMAR. Such payments are made in accordance with the terms of Law nº 10,101 and of Article 7 of the 1988 Federal Constitution, and should not form part of the calculation base for this contribution. The amount involved in this assessment is R$ 247,303.

  (ii)   Non-liability for social security contribution on amounts paid out as indemnification bonus, child day care benefit, handicapped children’s assistance, etc. These amounts are, in the understanding of TMAR’s internal and outside advisors, of an indemnificatory nature and, therefore, should not be liable to incurring said contribution. The amount involved in this assessment comes to a total of R$ 61,688.

  (iii) Non-liability for social security contribution on amounts paid to freelancers hired by TMAR. In this case, the inspectors did not have access to documents proving that the correct amounts were duly paid by the company to the freelancers hired, and reported in the specific ancillary social security obligations forms. In the light of this, TMAR’s management will compile all the documentation necessary for the annulment of the NFLD issued. The amount involved in this assessment totals R$ 13,238.

  Federal taxes - There are also various tax assessments for income tax, social contribution, PIS, PASEP, COFINS and educational allowance, all relating to alleged failure to pay or to undue compensatory procedures, in the opinion of the SRF (Brazilian Internal Revenue Service), amounting to approximately R$ 575,052. Based on the opinion of its legal advisors, the company’s management considers that there is a good chance of success in these proceedings, and for this reason has made no provisions for possible losses.

  Moreover, in August 2000, TMAR was assessed by the Federal Internal Revenue Department of Rio de Janeiro, on grounds relating to 1996, and therefore prior to the privatization. These assessments, in relation to income tax, social contribution, PIS, COFINS and withholding tax, came to a total of R$ 993,689. Of this sum, approximately R$ 51,000 was registered under the REFIS II program. Once a final decision has been handed down, the remaining amount, for which the maximum risk is considered to be possible, comes to approximately R$ 125,367.

  In July 2005, TNL was assessed by the SRF for R$ 1,801,315, largely in relation to the corporate transaction carried out by the company in 1998, to appropriate the goodwill determined in the privatization auction of the Telebrás System. The amortization of the goodwill and the corresponding tax deduction are provided for in Law n° 9,532/1997, which, in Article 7, authorizes the result of the amortization of goodwill to be included in calculating the taxable income of a company resulting from a merger, spin-off or consolidation, where one of the parties has an equity stake in the other, acquired at a premium based on the prospect of the future profitability of that other company. Hence, the prevailing federal legislation expressly allows the possibility of making use of premiums paid in the acquisition of equity stakes. This is a normal market practice and followed, moreover, the stipulations of CVM Instruction n° 319/1999. TNL is supported by the legal opinions of four renowned tax law firms, whose reports confirm the legality of the procedures adopted in the aforementioned transaction. The company has duly contested the tax assessment notice and has already obtained a partially favorable decision in the lower administrative court, which decided to eliminate the 150% fine charged to the company. This reduced the amount in question by approximately R$ 300,000. The company has appealed that part of the decision that was unfavorable.

  On June 30, 2006, the SRF issued an updated tax assessment notice against TMAR, for the sum of R$ 550,354, of which R$ 61,622 relates to a number of disallowances of exclusions from the PIS and COFINS calculation bases, R$ 380,872 is due to the inspectors failing to consider the information contained in the company’s rectified returns (DCTFs) when calculating the due amounts, and R$ 107,860 relates to inaccuracies on the part of the inspectors in relation to the DCTFs (when compared with the PIS and COFINS specified). The company has compiled the documentary evidence to sustain the accuracy of its own calculations and payments and, based on the opinion of its legal advisers, the management considers the risk of losses in this case to be possible. In June 2007, the company obtained a partially favorable decision in the lower court (and thus still provisional), in which the assessed amount was reduced by approximately R$ 364,826. The company is in the process of appealing the unfavorable part of the decision. In view of the fact that the reduction resulted from the identification of errors committed by the tax authorities, the company’s management considers that the company’s liability for that amount must now be remote, while that for the remaining amount is possible.

  In November 2006, the SRF issued a tax assessment notice against TNL for the sum of R$ 92,522, in relation to corporate income tax and social contribution that was allegedly due on the appropriation of interest and foreign exchange variations arising from lending operations abroad, as a result of signing contracts with TNL Trading for the assumption of debt. The company contested this assessment and obtained a favorable decision in the lower court, which considered the assessment to be unfounded. Based on the assessment of its lawyers, the company’s management considers the chances of incurring losses in this case to be possible.

  At the end of December 2006, TMAR received a new assessment, charging the sum of R$ 92,964 in relation to corporate income tax and social contribution. The amount is allegedly due because of: (i) disallowances considered to be inappropriate, in relation to services provided by affiliated companies; (ii) non-deductible expenses in relation to a swap transaction; (iii) compensation for tax losses exceeding the 30% limit, in certain states; (iv) undue benefit gained by offsetting a Telerj tax loss against the profits of other telecom companies, at the time of the privatization; and (v) inflation income not fully realized at certain affiliates, also at the time of the privatization. TMAR does not agree with the arguments and has presented its defense against the aforementioned assessment. Following a decision that partially reduced the amount assessed, the company appealed to the Taxpayers’ Council regarding the unfavorable part of the decision.

  Labor:

  These relate to questions regarding various claims in relation to pay differences, overtime, risk premium and joint liability, among others, amounting to a total of approximately R$ 964,314 (March 31, 2007 – R$ 1,071,985), which are mainly before lower courts of law and for which no ruling has been handed down regarding the merits of these cases.

  Civil:

  These refer to lawsuits in relation to which no judicial ruling has been handed down, the principal objectives of which are associated with issues regarding network expansion plans, indemnification for pain and suffering and material damages, collection proceedings, and tendering processes, among others. These issues are represented by more than 25,022 lawsuits (March 31, 2007 – 25,820), amounting to a total value of approximately R$ 2,038,572 (March 31, 2007 – R$ 1,967,845). This total is based, exclusively, on the amounts claimed by the plaintiffs (which are typically exaggerated), and the final judicial decisions are still pending.

  23        DEBENTURES

  At an Ordinary General Meeting of the shareholders of TMAR, held on March 7, 2006, approval was given for a public issue of 216,000 (two hundred and sixteen thousand) simple, non-convertible debentures, in two series, with a nominal unit value of R$ 10, making a total of R$ 2,160,000. The issue date was set at March 1, 2006, with the placement date on March 27, 2006. The maturity of the 1st series is five years and of the 2nd series is seven years, from the issue date, and the remuneration is equivalent to 103% p.a. of the CDI rate, for the 1st series, and the CDI rate plus a 0.55% p.a. spread for the 2nd series. The interest recorded under current liabilities, as at June 30, 2007, amounting to R$ 87,721 (March 31, 2007 – R$ 22,355), is amortized half-yearly. The most recent date was March 1, 2007 and the next occasion will be September 1, 2007. TMAR’s Board of Directors approved this operation on March 15, 2006.

  24        SHAREHOLDERS’ EQUITY

  At an Ordinary General Meeting held on April 11, 2007, approval was given for the allocation of the net profit for the year ended on December 31, 2006, amounting to R$ 1,248,204, as follows: (a) R$ 62,410 to the legal reserve; (b) R$ 1,128,336 to an investment reserve; and (c) the distribution of the remaining R$ 329,962, with R$ 29,996 in dividends and R$ 299,966 as interest on capital, payment of which began on April 20, 2007.

  At an Extraordinary General Meeting of the shareholders of TNL, also held on April 11, 2007, a proposal was approved for the appropriation of interest on capital up to the amount of R$ 600,000, which will be declared over the course of 2007.

  The reconciliation of net profit for the period and shareholders’ equity as at June 30, 2007, between the parent company and the consolidated figures, is shown below:

	Net profit for the period	Shareholders’ equity

Parent Company	779,378	10,057,252

Elimination of unrealized profit on the sale of
TNL’s equity stake in Pegasus to TMAR		(43,271)

Elimination of unrealized profit on the sale of
TNL’s equity stake in Oi to TMAR		(499,994)

Elimination of goodwill amortization on the premium paid by
TMAR in its acquisition of TNL’s equity stake in Pegasus	9,904	89,139

Amortization of the goodwill that TNL held in Pegasus	(5,577)	(50,194)

Elimination of goodwill amortization on the premium paid by
TMAR in its acquisition of TNL’s equity stake in Oi	26,548	216,811

Consolidated	810,253	9,769,743

  25        FINANCIAL INSTRUMENTS

  The market exposure of TNL and its subsidiaries stems mainly from changes in foreign exchange rates, since a large part of their debt is denominated in foreign currency, while their revenues are in the local currency (real). In order to reduce this risk exposure, the companies use derivatives such as swap contracts. TNL and its subsidiaries do not use derivatives for any other purpose.

  These transactions are carried out through the company’s treasury area, in line with a strategy that has been previously approved by the management.

  (a)       Foreign exchange risk

  Approximately 37% (March 31, 2007 - 40%) of the consolidated debt, including debentures and excluding currency swap transactions, is denominated in foreign currency (U.S. dollars or Japanese yen, or in the BNDES basket of currencies).

  The sum of the nominal values of the currency swaps and foreign currency investments, as at June 30, 2007, is US$ 1,165,665,000 (March 31, 2007 - US$ 1,215,342,000) for the consolidated figures and US$ 506,521,000 (March 31, 2007 - US$ 522,836,000) for the parent company, providing 86% and 95% cover, respectively, of the foreign exchange risk (March 31, 2007 - 84% and 94%).

  A summary of the position of these transactions is shown below:

	Value of the hedging contracts		Hedging gain (loss)

	06/30/2007	03/31/2007	06/30/2007	06/30/2006

Parent company
Foreign currency investments (i)	585,638	631,152	(63,872	(36,055)
Foreign exchange swaps	389,780	440,624	(110,434)	(122,485)

Consolidated
Foreign currency investments (i)	798,018	854,914	(80,874	(54,565)
Foreign exchange swaps	1,446,955	1,636,690	(318,388)	(465,585)

  The currency swap operations transfer the risk of foreign exchange variations to the variations of the CDI rate.

  (i)      Earnings from financial investments denominated in foreign currency are recorded in the results of hedging transactions (see Note 6).

  (b)       Interest rate risk

  TNL and its subsidiaries have loans and financing that is subject to floating interest rates, based on the TJLP or the CDI, in the case of debt denominated in local currency, and on the LIBOR, in the case of debt denominated in U.S. dollars, on the Japanese interbank rate (“Japanese LIBOR”), in the case of debt denominated in Japanese yen, and on BNDES’s variable currency basket rate (UMBNDES), in the case of debt linked to BNDES’s foreign currency funding. In order to reduce its exposure to LIBOR variations, TNL and its subsidiaries engage in swap transactions that convert the LIBOR rates into fixed rates.

  At June 30, 2007, approximately 81% (March 31, 2007 – 80%) of the debt incurred, including debentures, was subject to floating interest rates, and 12% (March 31, 2007 – 12%) was exchanged for fixed rates, by means of swap transactions.

	Value of the hedging contracts		Hedging gain (loss)

	06/30/2007	03/31/2007	06/30/2007	06/30/2006

Interest rate swaps:
Parent company	54,666	58,190	(3,106)	(4,405)
Consolidated	675,826	719,402	1,706	(738)

   (c)       Credit concentration risk

  The concentration of credit risk associated with accounts receivable from customers is not material, due to a highly diversified portfolio and the monitoring controls applied. The doubtful debts are adequately covered by a provision for potential losses in this respect (see Note 10).

  Transactions with financial institutions (financial investments, loans and financing) are distributed among first class institutions, thereby avoiding any risk of concentration.

  (d)       Market value of the financial instruments

  With the exception of direct investment in TMAR, the market values of the principal financial instruments are similar to their book values, as shown below:

		06/30/2007

		Parent Company		Consolidated

		Book	Market	Book	Market
		value	value	value	value

(i)	Loans and financing	1,813,880	1,803,058	6,228,524	6,217,344
(ii)	Investment in marketable securities	784,399	784,399	4,296,108	4,296,108
(ii)	Debentures			2,247,721	2,247,721
(iii)	Direct investment in TMAR	10,589,676	17,004,486

		03/31/2007

		Parent Company		Consolidated

		Book	Market	Book	Market
		value	value	value	value

(i)	Loans and financing	1,885,985	1,876,609	6,624,876	6,610,045
(ii)	Investment in marketable securities	631,393	631,393	4,354,969	4,354,969
(ii)	Debentures			2,182,355	2,182,355
(iii)	Direct investment in TMAR	10,129,337	13,239,332

  (i)        The market values of the loans & financing were calculated at the present value of these financial instruments, considering the interest rate adopted by the market for transactions of a similar kind, term and level of risk.

  (ii)        The book balances of investments in marketable securities and debentures, at June 30, 2007 and March 31, 2007, are similar to their market values, because they are recorded at their realizable values.

  (iii)        The market value of investment in TMAR was calculated based on the closing BOVESPA (São Paulo stock exchange) stock market quotation on the last business day of the quarter. No estimate was made of the market values of the investments in privately owned subsidiaries, since there is no active market for such shares. It should be emphasized that the market value calculation based on stock market quotations is derived from transactions between minority shareholders and does not necessarily represent the amount that would be obtained in a transaction involving the transfer of TNL’s controlling equity stake in TMAR.

  26        EMPLOYEE BENEFITS

  (a)       Private pension schemes

  SISTEL (Sistel Social Security Foundation) is a not-for-profit private welfare business entity, set up in November 1977 with the corporate purpose of establishing private plans to provide savings, income, supplementary benefits or the like, to complement the government pension, for the benefit of employees and the family members who are linked to the sponsors of SISTEL.

  With the statutory alterations approved by the SPC (Supplementary Social Security Department) in January 2000, the sponsors negotiated the terms for creating plans tailored to the individual sponsor, with joint benefits restricted to those participants who retired up to January 31, 2000 (pension plan denominated “PBS-Assistidos” or “PBS-A”).

  TNL and its subsidiary TMAR sponsor private defined benefit pension plans (PBS-A and PBS-Telemar) and TNL and its subsidiaries TMAR and Oi sponsor private variable contribution pension plans (TelemarPrev).

  Pursuant to Article 33 of Complementary Law nº 109, of May 29, 2001, SISTEL’s Steering Committee formally requested, in October 2004, the transfer of the administration of the PBS-Telemar and TelemarPrev plans to FASS (Atlantic Social Security Foundation). This foundation was set up by TMAR and was authorized by the SPC, on January 12, 2005, to begin its activities. On February 28, 2005, the process of transferring the administration of the PBS-Telemar and TelemarPrev plans from SISTEL to FASS was completed. SISTEL continues to be responsible for the PBS-A plan.

  The Fundação Atlântico de Seguridade Social - FASS, a closed supplementary pensions organization with multiple sponsors and multiple plans, is a not-for-profit private welfare business entity, with independent management of its assets, administration and finances, based in the city of Rio de Janeiro, in the state of Rio de Janeiro, for the purpose of administering and executing plans providing social security benefits for the employees of its sponsors.

  In December 2005, the SPC approved alterations to the regulations of the PBS-Telemar and TelemarPrev benefit schemes, bringing them into line with the requirements of MPS/CGPC Resolution nº 6, of October 30, 2003, and SPC Regulatory Instruction nº 5, of December 9, 2003, with regard to the laws governing deferred proportional benefit, self-sponsorship, redemption and portability).

  In December 2006, the SPC approved further alterations to the regulations of TelemarPrev, with a view to simplifying the regulatory text and operating procedures.

  (b)        Employee profit sharing

  The employee profit sharing scheme was introduced in 1999, as a way to stimulate the employees to meet individual and corporate targets and thereby improve the return on investment for shareholders. The scheme comes into effect when the following targets are met:

    Economic value added targets (indicators of earnings before interest, income tax, depreciation and amortization - EBITDA, as well as indicators of economic value added); and
    Operational, quality and market indicators.

  On June 30, 2007, the subsidiaries TMAR, Oi and Oi Internet recorded provisions based on the estimated attainment of these targets, amounting to R$ 33,669 (June 30, 2006 – R$ 17,836).

  The differences between the amounts of the provisions and the figures presented in the statements of income are due to reversals or supplements in relation to the previous year’s estimates, made upon the effective payment.

  (c)        Other employee benefits

  The company also provides its employees with medical and dental schemes, pharmacy and child day-care assistance and group life insurance, with deductions from the payroll made in accordance with the pay scales determined in the collective labor agreements.

  (d)        Share option scheme

  At an Extraordinary General Meeting of the shareholders, held on April 11, 2007, approval was given for the Share Purchase Option Scheme, which may be seen on the company’s website (www.oi.com.br/ri) and also that of the CVM (www.cvm.gov.br). The scheme will be managed by the Board of Directors, which will from time to time introduce share purchase option programs.
  The Share Purchase Option Program for 2007 includes 40 beneficiaries, who are entitled to a total corresponding to up to 1.31% of the subscribed and paid in share capital, the exercising of which will be effected in four equal annual portions. The exercise price that has been set was based on the weighted average Bovespa quotation in the 30 days immediately preceding the concession date, and will be corrected monetarily according to the IGP-M inflation index.

  27        TRANSACTIONS WITH RELATED PARTIES – PARENT COMPANY

  Transactions with related parties are carried out over terms, at prices and under other conditions similar to those with third parties. The principal transactions are summarized below:

							06/30/2007

				TNL PCS	Telemar
	TMAR	Oi	TNL.Net	Participações	Telecomunicações	TNL Trading	Total

Assets
Loans to subsidiaries				152,236		53	152,289
Dividends and interest on capital (Note 15)	12,835						12,835
Other assets	9,647						9,647

	22,482			152,236		53	174,771

Liabilities
Loans and financing		168,937	8		5		168,950

Revenue
Financial income	16,665			8,947		2	25,614

Expenses
Financial expenses	(2,599)	(7,386)	(225)		(149)		(10,359)

								03/31/2007
					Telemar
				TNL PCS	Telecomu-	Telemar
	TMAR	Oi	TNL.Net	Participações	nicações	Participações	TNL Trading	Total

Assets
Loans to subsidiaries				147,169			25	147,194
Dividends and interest on capital (Note 15)	542,801							542,801
Other assets	9,190							9,190

	551,991			147,169			25	699,185

Liabilities
Loans and financing		182,224	4,222		2,806			189,252
Dividends and interest on capital						59,438		59,438

		182,224	4,222		2,806	59,438		248,690

				06/30/2006
			Telemar
			Telecomu-
	TMAR	TNL.Net	nicações	Total

Revenue
Financial income	76,964		3,138	80,102

Expenses
Financial expenses		(297)	(67)	(364)

  (a)       Lines of credit extended by the parent company

  The lines of credit extended by TNL to its subsidiaries are for the purpose of providing them with working capital for their operational activities. The maturity dates may be renegotiated, based on those companies’ projected cash flows, at a rate corresponding to 104% of the CDI rate (March 31, 2007 – 104% of the CDI rate).

  (b)       BNDES loans

  In December 1999, some of the sixteen TMAR subsidiaries providing wireline telephony services at that time took out loans from BNDES, the parent company of BNDESPar, which holds 25% of the voting capital of Telemar Participações S.A.. The total amount of these loans was R$ 400,000, maturing in December 2000 and bearing interest based on the SELIC rate, plus a spread of 6.5% p.a.. In December 2000, these contracts were renegotiated and replaced by two new contracts, providing a line of credit for up to R$ 2,700,000, with the contract in local currency bearing interest at the TJLP rate and the contract in foreign currency based on the variable interest rate of the BNDES currency basket, plus 3.85% p.a.. The financial charges were paid quarterly, up to January 2002, and became due on a monthly basis for the period February 2002 to January 2008. Of that total, 30% was drawn down directly from BNDES and the remaining 70% was provided by a group of banks, led by Banco Itaú and Banco do Brasil and also comprising Bradesco, Banco Alfa, Unibanco, Citibank, Safra, Votorantim, Sudameris and Santander. Since 2002, no further withdrawals have been made against this line of credit, which started to be amortized in January 2002. At June 30, 2007, the balance of this line of credit in the company’s balance sheet stood at R$ 399.4 million (March 31, 2007 - R$ 451.8 million).

  During the period December 2003 to June 2007, TMAR and Oi drew down R$ 1,446,104 and R$ 585,000, respectively, against new loan contracts, signed with BNDES in October 2003, September 2004, July 2005, December 2005 and November 2006, providing a total of R$ 3,395,772. The funds have been invested in the expansion of the telecom networks and in operational improvements. On December 29, 2005, with the consent of BNDES, Oi transferred the full amount of its financing to TMAR, (see Note 19, item (b), sub-item (ii)).

  (c)        Financial investments managed by BB DTVM

  TNL has money in an investment fund abroad, amounting to R$ 585,638 (March 31, 2007 – R$ 631,153), which is managed by BB DTVM, a fully-owned subsidiary of Banco do Brasil S.A., companies that are affiliated to Brasilcap Capitalização S.A. and Brasilveículos Cia. De Seguros, each of which holds 5% of the voting capital of Telemar Participações S.A..

  28        INSURANCE

  During the period of the concession, it is the responsibility of the concession holder to maintain the following insurance cover, in accordance with the contractual terms: comprehensive material damage insurance against all risks, insurance covering the economic conditions required to continue providing the service, and insurance guaranteeing the fulfillment of all obligations regarding quality and universal access.

  The assets, including those conceded under the concession, and responsibilities of material value and/or high risk are covered by insurance. TNL and its subsidiaries hold insurance providing cover for material damage and loss of revenue as a result of such damage (loss of business), among other things. The management understands that the amount of the insurance cover is sufficient to ensure the integrity of the company’s assets and the continuity of its operations, as well as compliance with the rules set down in the Concession Contracts.

  As at June 30, 2007, the insurance policies provided the following cover, according to risk and the nature of the asset:

Consolidated
Type of insurance	Insurance cover

Operational risk and loss of business	800,000
Civil liability - third parties	123,024
Fire - inventory	112,000
Warranty insurance	31,590
Theft - inventory	30,000
Civil liability - general	20,000
Civil liability - vehicles	3,000

  29        SUBSEQUENT EVENTS

  On July 9, 2007, the government’s Official Gazette published the formal announcement of the transfer, from Oi to TMAR, of the authorization to provide STFC services in the national and international long distance (LDN and LDI) formats within Region I (LDN – only in Sector 3) and Regions II and III of the General Concession Plan (PGO).

  06.01 - CONSOLIDATED BALANCE SHEET ASSETS (THOUSAND REAIS)

1 - CODE	2 - ITEM	3 - 06/30/2007	4 - 03/31/2007

1	TOTAL ASSETS	27,319,740	27,464,147
1.01	CURRENT ASSETS	10,587,687	10,424,440
1.01.01	CASH & EQUIVALENT	4,469,748	4,562,533
1.01.02	CREDITS	3,618,522	3,665,409
1.01.03	INVENTORIES	124,160	102,356
1.01.04	OTHER	2,375,257	2,094,142
1.01.04.01	DEFERRED / RECOVERABLE TAXES	1,525,686	1,237,780
1.01.04.02	ADVANCES TO EMPLOYEES	19,451	19,782
1.01.04.03	ADVANCES TO SUPPLIERS	232,843	226,591
1.01.04.04	PREPAID EXPENSES	506,343	521,411
1.01.04.05	CREDITS RECEIVBLE	86,134	85,000
1.01.04.06	OTHER	4,800	3,578
1.02	NON-CURRENT ASSETS	16,732,053	17,039,707
1.02.01	LONG-TERM ASSETS	3,789,970	3,839,745
1.02.01.01	SUNDRY CREDITS	2,489,585	2,466,486
1.02.01.01.01	DEFERRED / RECOVERABLE TAXES	2,206,441	2,185,994
1.02.01.01.02	CREDITS RECEIVBLE	283,144	280,492
1.02.01.02	RELATED PARTIES	9,350	9,371
1.02.01.02.01	SUBSIDIARIES	9,350	9,371
1.02.01.03	OTHER	1,291,035	1,363,888
1.02.01.03.01	JUDICIAL DEPOSITS AND EMBARGOES	1,053,276	1,100,524
1.02.01.03.02	TAX INCENTIVES	63,792	63,792
1.02.01.03.03	PREPAID EXPENSES	166,793	192,995
1.02.01.03.04	OTHER	7,174	6,577
1.03	PERMANENT ASSETS	12,942,083	13,199,962
1.03.01	INVESTMENTS	58,712	77,608
1.03.01.02	HOLDINGS IN SUBSIDIARIES	0	0
1.03.01.02	HOLDINGS IN SUBSIDIARIES - PREMIUMS	37,721	56,582
1.03.01.03	OTHER INVESTMENTS	20,991	21,026
1.03.02	PROPERTY, PLANT & EQUIPMENT	11,299,919	11,485,944
1.03.03	INTANGIBLE ASSETS	1,236,779	1,278,375
1.03.04	DEFERRED ASSETS	346,673	358,035

  06.02 - CONSOLIDATED BALANCE SHEET LIABILITIES (THOUSAND REAIS)

1 - CODE	2 - ITEM	3 - 06/30/2007	4 - 03/31/2007
2	TOTAL LIABILITIES	27,319,740	27,464,147
2.01	CURRENT LIABILITIES	5,550,831	5,753,147
2.01.01	LOANS & FINANCING	1,785,550	1,826,497
2.01.02	DEBENTURES	87,721	22,355
2.01.03	SUPPLIERS	1,888,534	1,848,629
2.01.04	TAXES & CONTRIBUTIONS	1,288,624	1,132,582
2.01.04.01	DEFERRED / PAYABLE TAXES	1,159,270	1,004,059
2.01.04.02	REFIS II - TAX REFINANCING PROGRAM	129,354	128,523
2.01.05	DIVIDENDS & INTEREST ON CAPITAL	144,642	555,162
2.01.06	PROVISIONS FOR LEGAL CONTINGENCIES	0	0
2.01.07	RELATED PARTIES	0	0
2.01.08	OTHER	355,760	367,922
2.01.08.01	PAYROLL & SOCIAL CHARGES / BENEFITS	219,309	153,511
2.01.08.02	THIRD-PARTY CONSIGNMENTS	14,595	15,985
2.01.08.03	OTHER	121,856	198,426
2.02	NON-CURRENT LIABILITIES	9,663,307	10,174,515
2.02.01	LONG-TERM LIABILITIES	9,653,631	10,163,226
2.02.01.01	LOANS & FINANCING	4,442,974	4,798,379
2.02.01.02	DEBENTURES	2,160,000	2,160,000
2.02.01.03	PROVISIONS FOR LEGAL CONTINGENCIES	2,147,754	2,277,265
2.02.01.04	RELATED PARTIES	0	0
2.02.01.05	OTHER	902,903	927,582
2.02.01.05.01	DEFERRED / PAYABLE TAXES	67,216	72,039
2.02.01.05.02	REFIS II - TAX REFINANCING PROGRAM	727,335	746,522
2.02.01.05.03	OTHER LIABILITIES	108,352	109,021
2.02.02	UNREALIZED EARNINGS	9,676	11,289
2.03	MINORITY SHAREHOLDINGS	2,335,859	2,234,274
2.04	NET EQUITY	9,769,743	9,302,211
2.04.01	CAPITAL STOCK	4,688,731	4,688,731
2.04.02	CAPITAL RESERVES	25,083	25,083
2.04.03	REVENUE RESERVES	4,245,676	4,245,676
2.04.03.01	LEGAL RESERVE	209,975	209,975
2.04.03.02	REALIZABLE PROFITS RESERVE	0	0
2.04.03.03	OTHER REVENUE RESERVES	4,035,701	4,035,701
2.04.03.03.01	INVESTMENT RESERVE	4,408,967	4,408,967
2.04.03.03.02	TREASURY STOCK	(373,266)	(373,266)
2.04.04	RETAINED EARNINGS (ACCUMULATED LOSSES)	810,253	342,721

  07.01 - CONSOLIDATED STATEMENTS OF INCOME (THOUSAND REAIS)

1 – CODE	2 - ITEM	3-	4-	5-	6-
		From 04/01/2007 To 06/30/2007	From 01/01/2007 To 06/30/2007	From 04/01/2006 To 06/30/2006	From 01/01/2006 To 06/30/2006
3.01	GROSS SALES REVENUE	6,209,619	12,373,028	5,825,515	11,667,443
3.02	DEDUCTIONS FROM GROSS REVENUE	(1,852,033)	(3,710,097)	(1,763,249)	(3,549,914)
3.03	NET SALES REVENUE	4,357,586	8,662,931	4,062,266	8,117,529
3.04	COST OF GOODS SOLD / SERVICES PROVIDED	(2,294,156)	(4,629,110)	(2,230,581)	(4,496,609)
3.05	GROSS PROFIT	2,063,430	4,033,821	1,831,685	3,620,920
3.06	OPERATING REVENUE/( EXPENSES)	(1,242,338)	(2,584,370)	(1,379,361)	(2,850,877)
3.06.01	SALES	(705,066)	(1,316,011)	(663,814)	(1,311,500)
3.06.02	GENERAL & ADMINISTRATIVE	(256,604)	(575,981)	(302,357)	(577,844)
3.06.03	FINANCIAL	(147,807)	(307,327)	(374,897)	(713,286)
3.06.03.01	FINANCIAL INCOME	195,174	426,734	180,643	347,835
3.06.03.02	FINANCIAL EXPENSES	(342,981)	(734,061)	(555,540)	(1,061,121)
3.06.04	OTHER OPERATING REVENUE	143,533	272,184	152,461	273,785
3.06.05	OTHER OPERATING EXPENSES	(289,739)	(666,825)	(260,705)	(589,669)
3.06.06	EQUITY ADJUSTMENTS	13,345	9,590	69,951	67,637
3.07	NET OPERATING INCOME (EXPENSES)	821,092	1,449,451	452,324	770,043
3.08	NON-OPERATING INCOME/(EXPENSES), NET	8,843	11,589	9,294	4,908
3.08.01	INCOME	11,111	15,237	11,429	14,051
3.08.02	EXPENSES	(2,268)	(3,648)	(2,135)	(9,143)
3.09	INCOME BEFORE TAXES/PROFIT SHARING	829,935	1,461,040	461,618	774,951
3.10	PROVISION FOR INCOME TAX & SOCIAL CONTRIBUTION	(294,061)	(564,578)	(205,533)	(358,633)
3.11	DEFERRED INCOME TAX/SOCIAL CONTRIBUTION	30,178	91,240	93,518	133,774
3.12	PROFIT SHARING/ STATUTORY CONTRIBUTIONS	0	0	0	0
3.12.01	PROFIT SHARING	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON CAPITAL	0	0	0	0
3.14	MINORITY SHAREHOLDINGS	(98,520)	(177,449)	(67,019)	(123,023)
3.15	NET PROFIT/(LOSS) FOR THE PERIOD	467,532	810,253	282,584	427,069